Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

EXCEL TECHNOLOGY, INC.

at

$32.00 Net Per Share

by

Eagle Acquisition Corporation

an indirect wholly owned subsidiary of

GSI Group Inc.

THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, AUGUST 19, 2008, UNLESS THE OFFER IS EXTENDED.

Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of GSI Group Inc., a New Brunswick corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Excel Technology, Inc., a Delaware corporation (the “Company”), at a price of $32.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger dated as of July 9, 2008 by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed in the Merger Agreement to merge with and into the Company with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Merger”).

The Company’s board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of the Company and the Company’s stockholders. The Company’s board of directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

The Offer is subject to various conditions, including that the Merger Agreement shall not have been terminated in accordance with its terms. Parent is permitted to terminate the Merger Agreement and thus the Offer under various circumstances, including if the financing agreement entered into by Parent with certain investors to provide $210 million in financing for the Offer and the Merger shall have been terminated, breached or otherwise repudiated by such investors, or if Parent reasonably determines that the conditions to the availability of such financing are not likely to be satisfied as of the scheduled expiration of the Offer or that such financing will not be available for Purchaser to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate Merger consideration. A summary of the principal terms of the Offer appears on pages (1) through (6). You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

July 23, 2008

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to American Stock Transfer & Trust Company, the Depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase, in each case by the Expiration Date (as defined in Section 1 of this Offer to Purchase) of the Offer, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, or you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent for the Offer (the “Information Agent”), at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance.

i

ii

SUMMARY TERM SHEET

Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of GSI Group Inc., a New Brunswick corporation (“Parent”), is offering to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Excel Technology, Inc., a Delaware corporation (the “Company”), at a price of $32.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger dated as of July 9, 2008 by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed in the Merger Agreement to merge with and into the Company with the Company surviving as an indirect wholly owned subsidiary of Parent (the “Merger”). The following are some questions you, as a Company stockholder, may have and answers to those questions. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to understand fully the Offer, the Merger and the related transactions because the information in this summary term sheet is not complete. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser.

Who is offering to buy my securities?

Our name is Eagle Acquisition Corporation. We are a Delaware corporation formed for the purpose of making this tender offer for all of the common stock of the Company. We are a direct wholly owned subsidiary of GSI Group Corporation, a Michigan corporation (“GSI Sub”), which, in turn, is a direct wholly owned subsidiary of Parent. See “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Purchaser and Parent.”

The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. If, after completion of the Offer, we, together with Parent, own, at least a majority of the fully diluted Shares outstanding, upon the terms and subject to the conditions of the Merger Agreement, we have agreed to acquire the remainder of the outstanding Shares in the Merger for $32.00 per Share in cash. See Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents.”

What securities are you offering to purchase?

We are offering to purchase all of the outstanding common stock, par value $0.001 per share, of the Company. See “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay you $32.00 per share net to you in cash, without interest thereon. If you are the record holder of your Shares (i.e., a stock certificate has been issued to you and registered in your name) and you directly tender your Shares to the Depositary in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker, bank or other nominee, and your broker, bank or other nominee tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Is Parent’s financial condition relevant to my decision to tender in the Offer?

The financial condition of Parent may be relevant to your decision to tender Shares in the Offer because Parent intends to use at least $150 million of its available cash, in addition to the proceeds of the Financing (as described below), to pay the aggregate Offer Price for Shares tendered in the Offer or acquired in the Merger. The financial condition of Parent may also be relevant to your decision to tender Shares in the Offer because, under the securities purchase agreement entered into by Parent and GSI Sub with certain investors to provide financing of $210 million (the “Financing”) to be used, along with available cash, to consummate the Offer and the Merger, among other conditions to closing under such agreement, it is a condition to the obligations of such investors under such agreement to provide such funds that there shall not have occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of Parent and its subsidiaries, taken as a whole, from that set forth in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2008. Parent has represented to the Company in the Merger Agreement that it will have at least $150 million in unrestricted cash available to apply to the payment for Shares accepted for payment in the Offer or acquired in the Merger. You should consider all of the information concerning the financial condition of Parent included or incorporated by reference into this Offer to Purchase before deciding to tender Shares in the Offer. See Section 9—“Certain Information Concerning Purchaser and Parent—Summary Financial Information” and Section 12—“Source and Amount of Funds.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•

there being validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement) and not withdrawn, a number of Shares that, together with the Shares then directly or indirectly owned by Parent, represents a majority of all fully diluted Shares as of immediately prior to the expiration of the Offer (as it may be extended pursuant to the terms of the Merger Agreement) (as more fully described in Section 13—“Conditions of the Offer”);

•

the applicable waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated;

•	a Material Adverse Effect (defined herein under Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents”) shall not have occurred; and

•	the Merger Agreement shall not have been terminated in accordance with its terms.

The conditions described above are not the only conditions of the Offer. All of the conditions of the Offer (the “Offer Conditions”) are described in Section 13—“Conditions of the Offer,” and you should read such Section carefully in considering whether or not to tender your Shares in the Offer. In addition, Parent is entitled to terminate the Merger Agreement and thus the Offer and not accept for payment, purchase or pay for tendered Shares if the securities purchase agreement entered into by Parent and GSI Sub with certain investors to provide the Financing shall have been terminated, breached or otherwise repudiated by such investors, or if Parent reasonably determines that the conditions to the availability of the Financing are not likely to be satisfied as of the scheduled expiration of the Offer or that the Financing will not be available to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate Merger consideration. In the event of such termination by Parent of the Merger Agreement, Parent is required to pay the Company a $9 million termination fee. See Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents—Termination Fees.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and, following consummation of the Offer, the merger of Purchaser into the Company. See Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents.”

What does the Company’s board of directors think about the Offer?

The Company’s board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of the Company and the Company’s stockholders. The Company’s board of directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Introduction,” Section 10—“Background of the Offer; Contacts with the Company,” Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents,” and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

How long do I have to decide whether to tender in the Offer?

The initial offering period for the Offer will end at 12:00 midnight, New York City time, on August 19, 2008, unless we extend the Offer. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled expiration of the Offer. See Section 1—“Terms of the Offer.” If we decide to provide a subsequent offering period in the Offer as described under Section 1—“Terms of the Offer,” you will have an additional opportunity to tender your Shares. Please be aware that if your Shares are held by a broker, bank or other custodian, they may require advance notification before the expiration date of the Offer.

Can the Offer be extended and under what circumstances?

Yes. We may (a) extend the Offer for one or more periods of time of up to 20 business days per extension if at any scheduled expiration of the Offer any of the Offer Conditions are not satisfied, (b) extend the Offer for one or more periods of time of up to 20 business days per extension, but not later than the close of business on September 30, 2008 (which date and time (A) will be extended to the close of business on October 31, 2008, if the Offer shall not have been consummated as a result of a failure of the Offer Condition relating to antitrust approval to be satisfied or (B) may be extended by mutual written agreement of Parent and the Company, such date and time being referred to as (the “Outside Date”)) in order for Parent to secure or arrange for the availability of financing to pay for the Shares, and (c) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, if there shall have been validly tendered and not withdrawn that number of Shares necessary to effect a short-form merger of the Company.

Subject to the terms and conditions of the Merger Agreement, we are required to extend the Offer, but not beyond the Outside Date, for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or the NASDAQ Stock Market (“NASDAQ”) applicable to the Offer. In addition, we must extend the Offer on one or more occasions for periods determined by us of up to 20 business days per extension, but not beyond the Outside Date, if, at any scheduled expiration of the Offer, all of the Offer Conditions have been satisfied or waived other than the Offer Condition relating to antitrust approvals. To the extent requested in writing by the Company at least two business days prior to the scheduled expiration of the Offer, we are required to extend the Offer on one, but only one, occasion, for a period determined by the Company of up to 20 business days but not beyond the Outside Date, if, at the then scheduled expiration of the Offer, any of the Offer Conditions, other than the Offer Condition relating to antitrust approvals, are not satisfied. In any event, we shall not be required to extend the Offer at any time when we are permitted to terminate the Merger Agreement. See Sections 1 and 13—“Terms of the Offer” and “Conditions of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, the Depositary for the Offer, of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire.

What is the “Top-Up Option” and when will it be exercised?

The Company has irrevocably granted to Purchaser an option (the “Top-Up Option”), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number of Shares as is equal to the number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser immediately following the consummation of the Offer, will constitute one Share more than 90 percent of the total outstanding Shares (after giving effect to the issuance of the Shares purchased under the Top-Up Option). The price per Share payable upon exercise of the Top-Up Option would be equal to the Offer Price, and may be paid with a promissory note. The Top-Up Option is exercisable only once, at such time as Parent and Purchaser, directly or indirectly, own at least 80 percent of the total number of Shares then outstanding.

Have any stockholders already agreed to tender their Shares in the Offer?

Simultaneously with the execution of the Merger Agreement, Parent and Purchaser entered into the Tender and Support Agreement dated as of July 9, 2008 (“Tender and Support Agreement”), with all of the officers and directors of the Company which are: Mr. Antoine Dominic, Mr. James Donald Hill, Mr. Steven Georgiev, Mr. Ira J. Lamel, Ms. Alice Varisano and Mr. Donald E. Weeden (collectively, the “Supporting Stockholders”). The Supporting Stockholders have represented that they collectively beneficially own 190,726 Shares (which represents approximately 1.76% of the outstanding Shares), options to acquire another 926,459 Shares along with 22,744 shares of restricted Company common stock. Under the Tender and Support Agreement, the Supporting Stockholders have agreed to tender all Shares beneficially owned by them (including Shares issued pursuant to any exercise of options or the vesting of Shares of restricted Company common stock) pursuant to and in accordance with the terms of the Offer. See Section 11—“Purpose of the Offer and Plans for Company; Transaction Documents.”

How do I tender my Shares?

If you wish to accept the Offer and:

•

You are a record holder (i.e., a stock certificate has been issued to you and registered in your name), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires;

•

You are a record holder, but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to obtain three additional NASDAQ trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery; or

•	You hold your Shares through a broker or a bank; you should contact your broker or bank and give instructions that your Shares be tendered.

See the Letter of Transmittal and Section 3—“Procedures for Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration date of the Offer as it may be extended, and, if we have not by September 20, 2008 accepted your Shares for payment, you may withdraw them at any time after such date unless and until we accept Shares for payment. In addition, you may not withdraw Shares tendered during a subsequent offering period, if we elect to have such a period. See Section 4—“Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to American Stock Transfer & Trust Company, the Depositary for the Offer, while you have the right to withdraw the Shares. If you tender Shares by giving instructions to a broker or other nominee, you must instruct the broker or other nominee to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger between the Company and us takes place, the Company’s stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will be entitled to receive cash in an amount equal to the price per Share paid in the Offer. If you decide not to tender your Shares in the Offer and we purchase the Shares which are tendered in the Offer, but the Merger does not occur, there may be so few remaining stockholders and publicly traded shares of the Company’s common stock that the Company’s common stock will no longer be eligible to be traded on the NASDAQ or other securities exchanges, and there may not be an active public trading market for the Company’s common stock. Also, the Company may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with SEC rules relating to publicly held companies. See Section 7—“Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, under Delaware law, stockholders who own their Shares at the time of the Merger and fulfill certain other requirements of the Delaware General Corporation Law will have appraisal rights in connection with the Merger.

If you successfully complete the Offer, what will happen to the Company’s board of directors?

If Purchaser purchases Shares pursuant to the Offer, under the Merger Agreement, Purchaser will become entitled to designate a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of the Company, and the Company has agreed in the Merger Agreement to promptly increase the size of the Company’s board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. Assuming Purchaser purchases outstanding Shares pursuant to the Offer, Purchaser currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of the Company. See Section 11—“Purpose of the Offer and Plans for Company; Transaction Documents.”

What is the market value of my Shares as of a recent date?

On July 9, 2008, the last trading day before Parent and Company announced the signing of the Merger Agreement, the closing price of the Shares reported on the NASDAQ was $22.66 per Share. The Offer Price of $32.00 per Share represents a premium of approximately 41 percent to the closing price of the Shares on July 9,

2008 as reported on NASDAQ and an approximate 30 percent premium over the 30-day (ending on and including July 9, 2008) average closing price of the Shares as reported on NASDAQ. On July 22, 2008, the last trading day before Purchaser commenced the Offer, the closing price of the Shares as reported on NASDAQ was $28.88 per Share.

We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of Shares; Dividends.”

What are the federal income tax consequences of participating in the Offer?

A U.S. Holder (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) that disposes of Shares pursuant to the Offer generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the Offer and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer. A Non-U.S. Holder (as defined under Section 5—“Certain United States Federal Income Tax Consequences”) generally will not be subject to U.S. federal income tax on gains realized on the disposition of Shares pursuant to the Offer, provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition.

The Company’s stockholders are urged to read carefully Section 5—“Certain United States Federal Income Tax Consequences” and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Whom can I contact if I have questions about the Offer?

For further information, you can call Georgeson Inc., the Information Agent for the Offer, at (866) 367-5527 (toll free).

To The Holders of Shares of Common Stock of

Excel Technology, Inc.:

INTRODUCTION

Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of GSI Group Inc., a New Brunswick corporation (“Parent”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Excel Technology, Inc., a Delaware corporation (the “Company”), at a price of $32.00 per Share, net to the seller in cash (such price, or any higher price as may be paid in the Offer in accordance with the Merger Agreement referred to below, the “Offer Price”), without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made in connection with the Agreement and Plan of Merger dated as of July 9, 2008 by and among Parent, Purchaser and the Company (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed in the Merger Agreement to merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”).

If your Shares are registered in your name and you tender directly to American Stock Transfer & Trust Company, the Depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions on the purchase of Shares by Purchaser. If you hold your Shares through a broker, bank or other nominee, you should check with your broker, bank or other nominee as to whether they charge any service fees. Purchaser will pay all charges and expenses of the Depositary and of Georgeson Inc., the Information Agent for the Offer (the “Information Agent”).

The Offer is conditioned upon, among other things, that (a) there shall be validly tendered and not properly withdrawn (not including any Shares tendered pursuant to procedures for guaranteed delivery) in the Offer that number of Shares which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser or their subsidiaries, constitutes at least a majority of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable) on the date Shares are accepted for payment (the “Minimum Tender Condition”), (b) the waiting period (and any extension thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated and any foreign antitrust approvals shall have been obtained (together, the “Antitrust Condition”), (c) subject to certain exceptions, no change, event, violation, inaccuracy, circumstance or effect shall have occurred that has had or would reasonably be expected to have a material adverse effect on the business, financial condition, capitalization, assets or liabilities of the Company or its subsidiaries and (d) the Merger Agreement shall not have been terminated pursuant to its terms, which includes termination by Parent if the financing agreement entered into by Parent with certain investors to provide $210 million in financing for the Offer and the Merger shall have been terminated, breached or otherwise repudiated by such investors, or if Parent reasonably determines that the conditions to the availability of such financing are not likely to be satisfied as of the scheduled expiration of the Offer or that such financing will not be available for Purchaser to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate Merger consideration.

The conditions described in the immediately preceding paragraph are not the only conditions of the Offer. All of the conditions of the Offer are described in Section 13—“Conditions of the Offer”, and are set forth in full on Exhibit B of the Merger Agreement (the “Offer Conditions”). You should read carefully all of the Offer Conditions in considering whether or not to tender your Shares in the Offer.

The Offer will expire at 12:00 midnight, New York City time, on Tuesday, August 19, 2008, unless extended. See Sections 1, 13 and 15—“Terms of the Offer,” “Conditions of the Offer,” and “Certain Legal Matters.”

The Company’s board of directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of the Company and the Company’s stockholders. The Company’s board of directors unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer. For factors considered by the board of directors of the Company, see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Needham & Company, LLC (the “Financial Advisor”) has delivered to the Company’s board of directors a written opinion to the effect that, as of July 9, 2008, and based upon and subject to the assumptions, qualifications and limitations set forth therein, the consideration to be received by holders of Shares pursuant to the Merger Agreement is fair, from a financial point of view, to such holders. A copy of the Financial Advisor’s written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken, is attached as an exhibit to the Schedule 14D-9.

The Offer is being made pursuant to the Merger Agreement, which provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of the Company, owned by Parent, Purchaser or any subsidiary of Parent or the Company, or held by stockholders who have properly demanded and perfected appraisal rights under Delaware law) will, by virtue of the Merger and without action by the holder thereof, be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest thereon and subject to any required withholding taxes, payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents.” Section 5—“Certain United States Federal Income Tax Consequences” describes certain U.S. federal income tax consequences of the disposition of Shares pursuant to the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of the Company if required under the Delaware General Corporation Law (the “DGCL”). The affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of the Company’s capital stock that would be necessary under the DGCL to adopt the Merger Agreement and approve the Merger at any required meeting of the Company’s stockholders. If, following the purchase of Shares by Purchaser pursuant to the Offer or otherwise, Parent, Purchaser and any other direct or indirect subsidiary of Parent, own at least a majority of the outstanding Shares, Purchaser will be able to effect the Merger under the DGCL without the affirmative vote of any other stockholder. Parent and Purchaser have agreed pursuant to the Merger Agreement that all Shares beneficially owned by Parent, Purchaser or any of Parent’s subsidiaries will be voted in favor of the Merger. In addition, the Merger Agreement provides that if following consummation of the Offer the Merger cannot be effectuated by means of a “short-form merger” (described in the next succeeding paragraph), then, if permitted by, and in accordance with, applicable law and the Company’s certificate of incorporation and by-laws, Parent and Purchaser, as stockholders of the Company holding a majority of the issued and outstanding Shares, will, not earlier than twenty (20) days after any required information statement is first distributed to the Company’s stockholders, adopt by written consent the Merger Agreement without a meeting of stockholders pursuant to Section 228 of the DGCL.

The DGCL provides that, if a corporation owns at least 90 percent of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the stockholders of such other corporation (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, Parent, Purchaser or any of their respective subsidiaries owns at least 90 percent of the outstanding Shares, including Shares acquired in any subsequent offering period and through any exercise of the Top-Up Option (as described below), Parent, Purchaser and the Company have agreed to effect a short-form merger of Purchaser into the Company in accordance with the DGCL as soon as practicable. See Section 15—“Certain Legal Matters.”

No appraisal rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have appraisal rights in connection with the Merger. See Section 15—“Certain Legal Matters.”

This Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we have agreed in the Merger Agreement to accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Tuesday, August 19, 2008, unless Purchaser has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the initial offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13—“Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur or may terminate the Merger Agreement, and thus the Offer, if certain events occur, including if Parent reasonably determines that $210 million in financing proceeds pursuant to the Securities Purchase Agreement described in Section 12—“Source and Amount of Funds” (such amount of proceeds pursuant to such agreement being referred to as the “Financing”) will not be available for Purchaser to purchase and pay for the Shares in the Offer and to pay the aggregate Merger Consideration.

Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive any Offer Condition or otherwise modify or amend the terms and conditions of the Offer in any respect. However, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Company, (a) decrease the Offer Price or change the form of the consideration payable in the Offer, (b) decrease the number of Shares sought in the Offer, (c) amend or waive the Minimum Tender Condition, (d) impose conditions to the Offer in addition to the Offer Conditions (defined below), (e) otherwise amend or modify the conditions to the Offer in any manner adverse to the holders of Shares, (f) extend the expiration date of the Offer, except as required or permitted by the Merger Agreement or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares. The conditions to the Offer are set forth in Exhibit B to the Merger Agreement (the “Offer Conditions”).

Upon the terms and subject to the satisfaction or waiver by Purchaser of the conditions of the Offer, Purchaser has agreed under the Merger Agreement, as promptly as practicable following any scheduled expiration of the Offer, to accept for payment and pay for any Shares validly tendered and not properly withdrawn by such scheduled expiration. In addition, Purchaser shall accept for payment and pay for any Shares as promptly as practicable after they are validly tendered during any subsequent offer period.

Purchaser may, without the consent of the Company, (A) extend the Offer for one or more periods of time of up to 20 business days per extension if at any scheduled expiration of the Offer any of the Offer Conditions are not satisfied, until such time as such Offer Conditions are satisfied or waived, (B) extend the Offer (but not beyond the Outside Date, as defined below in this paragraph) for one or more periods of time of up to 20 business days per extension, in order for Parent to secure or arrange for the availability of the Financing, or any alternative financing that would allow Purchaser to purchase and pay for the Shares pursuant to the Offer and pay the aggregate Merger Consideration, if, as of the date immediately preceding any scheduled expiration of the Offer, the Financing, or any such alternative financing as Parent may obtain, will not be available as of the scheduled expiration of the Offer or (C) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) if at any scheduled expiration of the Offer, Purchaser shall not have accepted for payment pursuant to the Offer that number of Shares (not including any Shares tendered pursuant to procedures for guaranteed delivery) which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser or their subsidiaries, constitutes at least 90% of the total number of then-outstanding Shares. Under the Merger Agreement, “Outside

Date” means the close of business on September 30, 2008 (which date and time (A) will be extended to the close of business on October 31, 2008, if the Offer shall not have been consummated as a result of a failure of the Antitrust Condition to be satisfied or (B) may be extended by mutual written agreement of Parent and the Company).

Purchaser shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or the NASDAQ Stock Market (“NASDAQ”) applicable to the Offer. In addition, Purchaser is required to (A) extend the Offer on one or more occasions for periods determined by Purchaser of up to 20 business days per extension if, at any scheduled expiration of the Offer, all of the Offer Conditions have been satisfied or waived other than the Antitrust Condition; and (B) extend the Offer on one, and only one, occasion, to the extent requested in writing by the Company at least two business days prior to the scheduled expiration of the Offer, for a period determined by the Company of up to 20 business days, if, at the then scheduled expiration of the Offer, any of the Offer Conditions, other than the Antitrust Condition, are not satisfied. However, in any event, Purchaser shall not be required to extend the Offer beyond the Outside Date or at any time that it is permitted to terminate the Merger Agreement. See Sections 1 and 13—“Terms of the Offer” and “Conditions of the Offer” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents—Termination.”

As of the date of this Offer to Purchase, based on (i) 10,866,541 Shares outstanding, (ii) 1,132,809 Shares issuable upon exercise of outstanding options, and (iii) 47,404 Shares subject to restrictions and issuable but not yet issued, in each case as represented to us by the Company, the number of Shares required to be tendered and not withdrawn (not including Shares tendered pursuant to procedures for guaranteed delivery) pursuant to the Offer, assuming the exercise of all such options and issuance of all such restricted Shares, to satisfy the Minimum Tender Condition is 6,023,378.

There can be no assurance that Purchaser will exercise its right to extend the Offer or that Purchaser will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in terms or information. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events described in Section 13 of this Offer to Purchase. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer. Among other circumstances, Parent may terminate the Merger Agreement, and thus the Offer, if Parent reasonably determines that the Financing will not be available for Purchaser to purchase and pay for the Shares in the Offer and to pay the aggregate Merger Consideration.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15. See

Sections 13 and 15—“Conditions of the Offer” and “Certain Legal Matters,” without prejudice to Purchaser’s rights set forth in Section 13—“Conditions of the Offer.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver of any Offer Condition, amendment of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting the obligations of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to the Business Wire (or such other national media outlet or outlets it deems prudent) and making any appropriate filing with the SEC.

Pursuant to Rule 14d-11 under the Exchange Act, Purchaser may provide a subsequent offering period upon expiration of the initial offering period of the Offer on the Expiration Date. A subsequent offering period would be an additional period of time of between three business days and 20 business days, beginning no later than 9:00 a.m., New York City time, on the next business day following the expiration of the initial offering period of the Offer on the Expiration Date, during which stockholders may tender Shares not previously tendered in the Offer. A subsequent offering period, if one is provided, is not an extension of the Offer, which already will have been completed. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and Purchaser will promptly purchase and pay for any Shares tendered during the subsequent offering period at the same price paid in the Offer.

The Company has provided Purchaser with its list of stockholders, mailing labels and any available listing of computer files containing the names and addresses of record holders of Shares and lists of securities positions held in stock depositories for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser has agreed with the Company in the Merger Agreement to accept for payment, and pay for, all Shares validly tendered and not withdrawn at the Expiration Date promptly after the Expiration Date if the Offer Conditions are satisfied or waived. In addition, subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, we reserve the right to delay acceptance for payment of, or payment for, Shares, pending receipt of the regulatory or governmental approvals specified in Section 15—“Certain Legal Matters.” For information with respect to approvals that we are or may be required to obtain prior to the completion of the Offer, see Section 15—“Certain Legal Matters.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, under and subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to any direct wholly owned subsidiary of Parent, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.	Procedures for Tendering Shares

Valid Tender of Shares. Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates representing Shares tendered must be delivered to the Depositary or (ii) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer. The Depositary has agreed to establish an account with respect to the Shares at DTC for purposes of the Offer. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, or who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•

the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three Trading Days after the date of execution of such Notice of Guaranteed Delivery. A “Trading Day” is any day on which the NASDAQ is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements. Notwithstanding any provision hereof, payment for Shares accepted for payment pursuant to the Offer will be made by the Depository only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Appointment as Proxy. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of the Company, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date, and such Shares may also be withdrawn at any time after September 20, 2008 unless theretofore accepted for payment as provided herein.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. If Shares were tendered by a broker or other nominee, that broker or other nominee must be instructed to arrange for the withdrawal of such Shares.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after September 20, 2008 unless theretofore accepted for payment as provided herein.

In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

5.	Certain United States Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax consequences to holders of Shares with respect to the disposition of Shares pursuant to the Offer or the Merger. It addresses only holders that hold Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax deferred accounts, holders that own or have owned more than 5% of any class of the Company’s stock by vote or value (whether such stock is or was actually or constructively owned), regulated investment companies, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders that have a “functional currency” other than the U.S. dollar, U.S. expatriates, dissenting stockholders, and persons that acquired Shares in a compensation transaction. In addition, this summary does not address persons that hold an interest in a partnership or other pass-through entity that holds Shares, or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or other U.S. federal tax considerations (e.g., estate or gift tax) other than those pertaining to the income tax.

The following is based on the Code, Treasury regulations promulgated thereunder (“Treasury Regulations”), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of Shares that is (i) a citizen or individual resident of the United States; (ii) a corporation (or an entity classified as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of its substantial decisions or (B) it has properly elected under applicable Treasury Regulations to continue to be treated as a U.S. person. A “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder.

The tax treatment of a partner in a partnership (or other entity classified as a partnership for U.S. federal tax purposes) may depend on both the partnership’s and the partner’s status. Partnerships that are beneficial owners of Shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. tax considerations applicable to them with respect to the disposition of Shares pursuant to the Offer or the Merger.

This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

U.S. Holders

A U.S. Holder that disposes of Shares pursuant to the Offer or the Merger generally will recognize capital gain or loss equal to the difference between the amount of cash that the U.S. Holder is entitled to receive pursuant to the Offer or the Merger and the U.S. Holder’s adjusted tax basis in the Shares disposed of pursuant to the Offer or the Merger. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer or the Merger. Capital gain of a non-corporate U.S. Holder derived with respect to a disposition of Shares in which the U.S. Holder has a holding period exceeding one year generally will be subject to a maximum U.S. federal income tax rate of 15% (whereas capital gain derived with respect to a disposition of Shares in which the U.S. Holder has a holding period of one year or less generally will be subject to U.S. federal income tax rates applicable to ordinary income). The deductibility of capital loss is subject to limitations. U.S. Holders are urged to consult their tax advisors regarding such limitations.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on gain realized on the disposition of Shares pursuant to the Offer or the Merger provided that (i) the gain is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States and (ii) in the case of a Non-U.S. Holder that is an individual, such Non-U.S. Holder is not present in the United States for 183 days or more in the taxable year of the disposition.

Information Reporting and Backup Withholding Tax

If certain information reporting requirements are not met, a holder may be subject to backup withholding tax (currently imposed at a rate of 28%) on proceeds received on the disposition of Shares pursuant to the Offer or the Merger. Backup withholding tax is not an additional tax. A holder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such holder’s U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such holder may be entitled to a refund, provided that the requisite information is correctly furnished to the Internal Revenue Service in a timely manner. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES TO HOLDERS OF SHARES WITH RESPECT TO THE DISPOSITION OF THEIR SHARES PURSUANT TO THE OFFER OR THE MERGER. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

6.	Price Range of Shares; Dividends

According to the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2007 (the “Company’s 2007 10-K”), the Shares are traded on the NASDAQ Global Select Market under the symbol “XLTC.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on NASDAQ as reported in the Company’s 2007 10-K with respect to periods occurring in 2006 and 2007 and as reported by published financial sources with respect to periods occurring in 2008:

Fiscal Year	High	Low
2006:
First Quarter	$29.95	$23.86
Second Quarter	$29.92	$29.43
Third Quarter	$29.84	$28.90
Fourth Quarter	$29.64	$24.87

2007:
First Quarter	$27.78	$25.05
Second Quarter	$28.18	$25.84
Third Quarter	$28.40	$24.41
Fourth Quarter	$28.26	$25.39

2008:
First Quarter	$27.24	$24.71
Second Quarter	$27.46	$22.11
Third Quarter (through July 22, 2008)	$31.565	$21.41

On July 9, 2008, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on the NASDAQ was $22.66 per Share. On July 22, 2008, the last trading day prior to the commencement of the Offer, the reported closing sales price per Share on the NASDAQ was $28.88 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

The Company’s 2007 10-K reports that the Company has never paid cash dividends on its common stock. The payment of dividends is at the discretion of the Company’s board of directors and depends upon, among other factors, the Company’s earnings, capital requirements and the operating and financial condition of the Company. The Company’s 2007 10-K reports that the Company’s anticipated capital requirements are such that it intends to follow a policy of retaining its earnings, if any, in order to finance the development of its business.

Under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of Parent. In the event the Offer is consummated, Parent intends to cause the Company to not pay any dividends through the Effective Time of the Merger. See Section 14— “Dividends and Distributions.”

7.	Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations

Possible Effects of the Offer on the Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of NASDAQ for continued listing and may be delisted from the NASDAQ. According to the NASDAQ’s published guidelines, NASDAQ would consider delisting the Shares if, among other things, (i) the number of total stockholders of the Company holding 100 Shares or more was less than 400, (ii) the number and aggregate market value of the publicly held Shares (less any Shares held by officers, directors or beneficial owners of 10% or more) were less than 750,000 and $5,000,000, respectively, (iii) there were fewer than two market makers for the Shares or (iv) stockholders’ equity was less than $10,000,000. According to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 28, 2008 (the “Company’s 10-Q”), as of May 2, 2008, there were 10,859,886 Shares outstanding, and according to the Company’s 2007 10-K, the Shares were held by approximately 598 holders of record as of February 12, 2008. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of NASDAQ for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

If NASDAQ were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933 (the “Securities Act”), as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares might no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on NASDAQ. Purchaser currently intends to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning the Company

The following description of the Company and its business has been taken from the Company’s 2007 10-K:

The Company is a Delaware corporation incorporated in Delaware in 1985, with its principal executive offices located at 41 Research Way, E. Setauket, New York. The Company’s telephone number at such principal executive offices is (631) 784-6175. The Company designs, manufactures and markets photonics-based solutions, consisting of laser systems and electro-optical components, primarily for industrial and scientific applications. The Company’s products include industrial, computer-controlled turnkey integrated laser marking/engraving systems; laser micro-machining systems; CO2 lasers for cutting, marking, drilling and other machining applications; galvanometer based optical scanners; solid-state lasers for science and industry uses; custom precision optical components; and high-precision, state-of-the–art electro-optical instrumentation and systems.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information. Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Parent, Purchaser, or any of their respective affiliates or assigns, the

Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Purchaser and Parent

Purchaser. Purchaser is a Delaware corporation incorporated on June 30, 2008, and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is an indirect wholly-owned subsidiary of Parent. The principal executive offices of Purchaser are located at 125 Middlesex Turnpike, Bedford, Massachusetts 01730, and Purchaser’s telephone number at such principal executive offices is (781) 266-5700.

Parent. Parent, founded in 1968 as General Scanning, Inc., was incorporated in Massachusetts. General Scanning developed, manufactured and sold components and subsystems for high-speed micro positioning of laser beams. In 1999 General Scanning merged with Lumonics Inc., a Canadian company that developed, manufactured and sold laser-based, advanced manufacturing systems for electronics, semiconductor, and general industrial applications. GSI Lumonics Inc., the post-merger entity, incorporated under the laws of New Brunswick, Canada. In 2005, the company renamed itself GSI Group Inc. Parent’s shares are listed on NASDAQ. The principal executive offices of Parent are located at 125 Middlesex Turnpike, Bedford, Massachusetts 01730, and Parent’s telephone number at such principal executive offices is (781) 266-5700. Parent designs, develops, manufactures and sells lasers, laser systems, precision motion devices, associated precision motion control technology and systems. Parent’s customers incorporate its technology into their products or manufacturing processes, for a wide range of applications in the industrial electronics, semiconductor, medical and aerospace markets. Parent’s two business segments are Precision Technology and Semiconductor Systems. A description of the business of each of Parent’s business segments is set forth in Parent’s Annual Report on Form 10-K for its fiscal year ended December 30, 2007.

Available Information. Parent is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Parent’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Parent’s securities, any material interests of such persons in transactions with Parent, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Parent’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Parent, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Parent and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (b) none of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of the Company during the past 60 days; (c) none of Parent, Purchaser, their subsidiaries or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations); (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of Parent, Purchaser, their subsidiaries or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand; and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, their subsidiaries or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company.

Summary Financial Information. The following table sets forth summary financial information for Parent as of and for the three months ended March 28, 2008, and the years ended December 31, 2007 and 2006, respectively. The selected financial information set forth below is extracted from, and should be read in conjunction with, Parent’s Quarterly Report on Form 10-Q and audited financial statements and other financial information contained in Parent’s Annual Report on Form 10-K filed with the SEC on May 5, 2008 and March 10, 2008, respectively. More comprehensive financial information is included in such reports (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Parent with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

	Three months ended	Years Ended
	March 28, 2008	December 31, 2007	December 31, 2006
	(Unaudited)
	(In thousands of U.S. dollars, except per share amounts)
Operating Results Information
Net sales	$71,680	$317,800	$313,609
Gross profit	27,327	126,720	130,161
Operating income	1,773	22,647	28,419
Net income	2,107	19,044	21,743
Ratio of earnings to fixed charges	7.26	22.50	9.73

Balance Sheet Information
Total current assets	$338,526	$338,647	$290,803
Total non-current assets	103,210	101,563	120,602
Total Assets	$441,736	$440,210	$411,405
Total current liabilities	45,763	48,872	43,303
Total non-current liabilities	17,704	17,221	25,029
Total Liabilities	63,467	66,093	68,332

Per Common Share Information
Net income per share—Basic	$0.05	$0.45	$0.52
Net income per share—Diluted	0.05	0.45	0.51
Book value per share	9.01	8.83	8.19

On July 10, 2008, Parent reaffirmed publicly that its 2008 second quarter results will be slightly above the mid-point of the previously stated range with revenue expected between $64.0 million and $68.0 million and earnings per share of approximately two cents.

10.	Background of the Offer; Contacts with the Company

In late 2006 and early 2007, Dr. Sergio Edelstein, the Chief Executive Officer and President of Parent, initiated several telephonic and e-mail requests to Mr. Antoine Dominic, the Company’s Chief Executive Officer and President, and Mr. J. Donald Hill, the Chairman of the Company’s board of directors, to meet for dinner. These contacts did not result in any discussions between Dr. Edelstein and Mr. Dominic or Mr. Hill regarding a possible combination or other transaction involving the two companies.

In early July 2007, Mr. Dominic accepted Dr. Edelstein’s invitation to meet for dinner with him and Felix Stukalin, Parent’s Vice President of Business Development. This meeting occurred on July 12, 2007, and Alice Varisano, the Company’s Chief Financial Officer, also attended. At this meeting, the participants discussed business and industry trends, but did not discuss any potential combination or other strategic transaction.

After this meeting, in August and September 2007, Dr. Edelstein attempted to follow-up with Mr. Dominic from time to time without success, and spoke briefly by phone with Ms. Varisano, with a view to sustaining general business discussions with Mr. Dominic, including regarding whether the Company would have an interest in a strategic transaction with Parent.

In October 2007, Parent’s board of directors met and considered the strategic rationale for a possible acquisition of the Company by Parent. Parent’s board of directors authorized Dr. Edelstein to utilize publicly available information to develop a business model of the combined companies to justify an acquisition of the Company and to continue to seek to engage the Company in discussions regarding such a transaction.

On November 27, 2007, Parent’s board of directors again met to review various strategic, financial, operational and other matters in connection with a possible business combination with the Company. At this meeting, Parent’s board of directors authorized Dr. Edelstein to submit to the Company a written proposal to acquire the Company at a price of $30 per Share, with the consideration consisting of one-half Parent common stock and one-half cash. Prior to sending the written proposal, Dr. Edelstein telephoned Mr. Dominic to advise him that he would be receiving the next day a letter proposing such a transaction. The letter, which was sent that same evening, stated that “[t]his is the same price per share that Excel’s Board previously approved in connection with the Coherent transaction.”

In early December 2007, Dr. Edelstein received a call from Mr. Dominic. Mr. Dominic advised Dr. Edelstein that the Company’s board of directors had determined not to pursue the transaction proposed in Dr. Edelstein’s letter. He also indicated that if the Company’s board of directors determined that a sale of the Company was in the best interest of the Company’s stockholders, the minimum offer it would consider would be $35.00 per Share.

During the next two months there were sporadic telephone calls between Mr. Dominic and Dr. Edelstein in which they continued to discuss what might be an acquisition price that both companies’ boards of directors could accept. During these discussions, Mr. Dominic indicated that while he was by no means certain the Company’s board of directors would agree to any price below $35.00 per Share, he believed it might be willing to at least consider a written acquisition proposal at $34.00 per Share.

On December 14, 2007, Parent’s board of directors met and received a report from Dr. Edelstein on the Company’s response to Parent’s acquisition proposal and, in particular, Mr. Dominic’s indication that the Company’s board of directors would expect a price of $35 per Share were it to determine that a sale of the Company was in the best interests of the Company’s stockholders. Parent’s board of directors authorized Dr. Edelstein to continue discussions with the Company with a view to finding a fair resolution of the pricing gap between the parties.

In mid February 2008, Dr. Edelstein telephonically informed Mr. Dominic that Parent’s board of directors would not support a $34.00 per Share offer. During the remainder of February and into March 2008, there were a number of phone discussions between Mr. Dominic and Dr. Edelstein to see if the parties could meet somewhere in the middle of the two positions. In the course of these discussions, Dr. Edelstein suggested that Parent’s board of directors might be willing to support an acquisition at $32.50 per Share, with the consideration being half cash and half common stock of Parent, and with Parent having the option to pay all cash at a price of $32.00 per Share. Mr. Dominic indicated that he could provide no assurance that the Company’s board of directors would be receptive to such a proposal, but if Parent submitted such a proposal in writing, he would, of course, present it to the Company’s board of directors for their consideration and decision.

On March 7, 2008, Dr. Edelstein sent a letter to Messrs. Hill and Dominic which was received on March 10, 2008, expressing Parent’s interest in acquiring the Company through a merger transaction at a price of $32.50 per Share, with the consideration being half cash and half common stock of Parent, and with Parent having the option to convert the consideration to all cash at $32.00 per Share.

Shortly after the letter was received, Dr. Edelstein received a telephone call from Mr. Dominic, who informed Dr. Edelstein that the Company’s board of directors would consider only a $32.50 per Share all cash offer. Shortly thereafter, Dr. Edelstein telephonically reported back to Mr. Dominic that he did not believe Parent’s board of directors would support a $32.50 per share all cash offer. Thereafter, Dr. Edelstein received a call from Mr. Dominic, who reported that the Company’s board of directors had authorized him to accept an all cash price of $32.00 per Share.

Following this, Parent accelerated its exploration of potential financing options to secure funding for the acquisition of the Company, and in this connection began working closely with UBS Securities LLC (“UBS”) in considering various financing alternatives. During this period of approximately a month, there were no ongoing discussions between the parties, at which point Dr. Edelstein received a telephone call from Ms. Varisano. She requested that Dr. Edelstein promptly submit a written all-cash acquisition proposal at $32.00 per Share if Parent remained interested in a transaction, and noted that if Parent was no longer interested in pursuing a transaction with the Company, the Company’s board of directors wanted to reinstitute the Company’s stock buy-back program.

On or about April 16, 2008, Dr. Edelstein sent a letter to Messrs. Hill and Dominic, expressing Parent’s interest in acquiring the Company through an all cash merger transaction at $32.00 per Share. Thereafter, from mid-April through mid-May 2008, Parent, the Company and Howard Breslow of Breslow & Walker LLP, the Company’s outside counsel, had numerous telephonic discussions and negotiated the terms of a proposed letter of intent between the Company and Parent.

At a meeting on May 14, 2008, Parent’s board of directors authorized Parent to enter into a letter of intent with the Company providing for an all-cash two-step acquisition of the Company at a price of $32.00 per Share. On May 16, 2008, the Company and Parent entered into a letter of intent in which Parent proposed a tender offer for all outstanding Shares followed by a merger between the Company and Parent, pursuant to which the stockholders of the Company would receive cash consideration of $32.00 per Share. The letter of intent contained no financing contingency and gave Parent a forty-five day exclusivity period in which to seek to obtain necessary financing and conduct its due diligence. On the same date, the parties entered into a mutual Confidentiality Agreement (the “Confidentiality Agreement”) and Parent formally engaged UBS as its exclusive financial advisor and capital markets advisor in connection with Parent’s proposed acquisition of the Company.

On May 28, 2008, Mr. Dominic, Ms. Varisano, Dr. Edelstein, Robert Bowen, Parent’s Chief Financial Officer, and representatives from UBS, met at UBS’ offices in New York City. During the meeting, Mr. Dominic gave a general investor presentation on the Company.

On June 3, 2008, Parent provided the Company with a draft of a definitive merger agreement. Over the next five weeks, the terms of the merger agreement and certain ancillary agreements, including a draft tender and support agreement, were negotiated by Parent and its legal advisors and the Company and its legal advisors. The negotiations related to the merger agreement focused on matters concerning, among other things, the conditions to the acceptance of Shares in the Offer, the ability of the parties to terminate the merger agreement and the respective termination fees payable in certain cases upon termination of the merger agreement.

During this period Parent’s board of directors held informational meetings to review the status of the transaction negotiations, as well as the terms of and negotiations with respect to the financing agreements.

On July 9, 2008, a telephonic meeting of Parent’s board of directors was convened in the late afternoon. During this meeting, Dr. Edelstein was advised by Mr. Dominic that the meeting of the Company’s board of directors which had commenced earlier in the afternoon had just concluded and that the transaction had been approved. After reviewing in detail the proposed transaction and the terms of the proposed financing, Parent’s board of directors unanimously authorized Parent to enter into the Merger Agreement and the Tender and Support Agreement, as well as the securities purchase agreement and the other related financing agreements. That same evening, Dr. Edelstein advised Mr. Dominic that Parent’s board of directors had approved the proposed transaction.

Later that evening on July 9, 2008, the parties executed and delivered the Merger Agreement, and the Tender and Support Agreement was executed by Parent, Purchaser and the Supporting Stockholders. On July 10, 2008, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

11.	Purpose of the Offer and Plans for the Company; Transaction Documents

Purpose of the Offer and Plans for the Company. The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger, Parent will acquire all of the capital stock of the Company not purchased pursuant to the Offer, the Top-Up Option or otherwise. Stockholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in the Company. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of the Company will not bear the risk of any decrease in the value of the Company.

If Purchaser purchases Shares pursuant to the Offer, Parent is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of the Company. See “The Merger Agreement—Directors” below.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer (the time of such purchase, the “Purchase Time”), Parent has agreed under the Merger Agreement to acquire the remaining Shares pursuant to the Merger. We may acquire Shares pursuant to the Top-Up Option.

Parent and Purchaser are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger, and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential in conjunction with Parent’s existing businesses. Parent intends to cause the Company to not pay dividends in the period between the Purchase Time and the Effective Time of the Merger. Pursuant to the terms of the Merger Agreement, the Company’s charter, by-laws, capitalization, board of directors and officers will be changed. Other possible changes include reorganizing the Company’s businesses among Parent’s business segments and changes to the Company’s corporate structure and management.

Except as disclosed in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement. The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 9 under “Available Information.”

The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the Offer Conditions (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn prior to the Expiration Date. For purposes of the Merger Agreement, “Expiration Date” means August 19, 2008, as the same may be extended from time to time. Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise make any change in the terms and conditions of the Offer; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of the Company, (a) decrease the Offer Price or change the form of the consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the Offer

Conditions, (e) modify the Offer Conditions in a manner adverse to the holders of Shares, (f) extend the expiration of the Offer except as required or permitted by the Merger Agreement, or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, Purchaser will be required to accept for payment and pay for Shares validly tendered and not properly withdrawn pursuant to the Offer as soon as practicable after such scheduled expiration and Purchaser shall promptly accept and pay for all Shares as they are validly tendered during any subsequent offer period. Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer. Pursuant to the terms of the Merger Agreement, Purchaser may, without the Company’s consent, (a) extend the Offer for one or more periods of time of up to 20 business days per extension if at any scheduled expiration of the Offer any of the Offer Conditions are not satisfied, (b) extend the Offer for one or more periods of time of up to 20 business days per extension, but not later than the Outside Date, in order for Parent to secure or arrange for the availability of the Financing, or any alternative financing that would allow Purchaser to purchase and pay for the Shares pursuant to the Offer and pay the aggregate Merger Consideration, if, as of the date immediately preceding any scheduled expiration of the Offer, the Financing, or any such alternative financing as Parent may obtain, will not be available as of the scheduled expiration of the Offer, and (c) elect to provide a subsequent offering period for the Offer in accordance with Rule 14d-11 under the Exchange Act if there have not at the expiration of the Offer been validly tendered and not withdrawn that number of Shares necessary to effect a short-form merger of the Company.

Subject to the terms and conditions of the Merger Agreement, Purchaser is required to extend the Offer, but not beyond the Outside Date, for any period required by any rule, regulation, interpretation or position of the SEC or the NASDAQ applicable to the Offer. In addition, Purchaser shall extend the Offer on one or more occasions for periods determined by Purchaser of up to 20 business days per extension, but not beyond the Outside Date if, at any scheduled expiration of the Offer, all of the Offer Conditions have been satisfied or waived other than the Antitrust Condition. To the extent requested in writing by the Company at least two business days prior to the scheduled expiration of the Offer, Purchaser is required to extend the Offer on one, but only one, occasion, for a period determined by the Company of up to 20 business days, but not beyond the Outside Date, if, at the then scheduled expiration of the Offer, any of the Offer Conditions, other than the Antitrust Condition, are not satisfied. In any event, Purchaser shall not be required to extend the Offer at any time when Purchaser is permitted to terminate the Merger Agreement. See Sections 1 and 13—“Terms of the Offer” and “Conditions of the Offer” and Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents—Termination.”

Recommendation. The Company has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has unanimously (a) determined that the Merger Agreement, the Offer and the Merger are advisable and fair to and in the best interests of, the Company and its stockholders; (b) adopted and approved the Merger Agreement; (c) directed that the Merger Agreement be submitted to the stockholders of the Company for adoption (unless the Merger is consummated by a short-form merger in accordance with Section 253 of the DGCL); and (d) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and adopt the Merger Agreement (the “Company Board Recommendation”).

The Company has further represented to us that its board of directors has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a “business combination” (as defined in such Section 203), and any other similar laws, will not apply to Parent, Purchaser or any other subsidiary of Parent, including the execution, delivery or performance of the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

Directors. The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares as represents at least a majority of the then-outstanding Shares, and from time to time thereafter, Purchaser shall be entitled to designate such number of directors, rounded up to the next whole number, that is equal to the product of the total number of directors on the Company’s board of directors and the percentage that the number of Shares so purchased bears to the total number of Shares outstanding. The Company will, upon request by Purchaser, promptly increase the size of the Company’s board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and shall cause Purchaser’s designees to be so elected or appointed. The Company has also agreed in the Merger Agreement to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Company’s board of directors as the percentage of the entire board represented by the individuals designated by Purchaser.

However, the Merger Agreement further provides that from the election of Purchaser’s designees until the Effective Time certain actions of the Company may only be authorized by, and will require the authorization of, a majority of the directors of the Company then in office who were not designated by Purchaser (the “Continuing Directors”) or, if there are no Continuing Directors, by a majority vote of the directors who are considered independent directors within the meaning of the NASDAQ rules or the federal securities laws (“Independent Directors”) or, if no Independent Directors are then in office, by a majority vote of the Company’s board of directors.

Top-Up Option. The Company has irrevocably granted to Purchaser an option (the “Top-Up Option”), exercisable only after the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, to purchase that number of Shares as is equal to the number of Shares that, when added to the number of Shares owned directly or indirectly by Parent or Purchaser immediately following the consummation of the Offer, will constitute one Share more than 90 percent of the total Shares (after giving effect to the issuance of the Shares purchased under the Top-Up Option). The price per Share payable under the Top-Up Option would be equal to the Offer Price and, except for the par value of the Shares issued upon exercise of the Top-Up Option, such price may be paid with a promissory note. The Top-Up Option is exercisable only once, at such time as Parent and Purchaser, directly or indirectly, own at least 80 percent of the total number of Shares then outstanding. In no event will the Top-Up Option be exercisable for a number of Shares in excess of the Company’s then authorized and unissued Shares (including as authorized and unissued Shares any such Shares held in the treasury of the Company).

The Merger. The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will continue as the surviving corporation. The Company has agreed in the Merger Agreement that, unless the Merger is consummated as a short-form merger pursuant to Delaware law, then, if permitted by applicable law, the Company’s organizational documents and any applicable stock exchange rule or regulation, Parent and Purchaser shall adopt, as stockholders of the Company, by written consent without a meeting of stockholders of the Company, as soon as practicable, but in no event earlier than twenty days after an information statement is sent to stockholders of the Company, the Merger Agreement. If required by law, the Company’s organizational documents or any applicable stock exchange rule or regulation, the Company will mail to the holders of Shares a proxy statement and hold a special meeting of its stockholders as promptly as practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. Parent and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by Parent, Purchaser or any of Parent’s subsidiaries will be voted in favor of the Merger.

The Merger Agreement further provides that, notwithstanding the foregoing, if following the Offer and any subsequent offering period or the exercise of the Top-Up Option, Parent, Purchaser or any other subsidiary of Parent holds at least 90 percent of the outstanding Shares, each of Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, as a short-form merger without a meeting of the stockholders of the Company.

Charter, Bylaws, Directors, and Officers. At the Effective Time, the certificate of incorporation of the Company will be amended and restated in its entirety to read as the certificate of incorporation of Purchaser in effect immediately prior to the Effective Time. Also at the Effective Time, the bylaws of the Company will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time. The directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation.

Conversion of Shares. Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, owned by Parent, Purchaser or any subsidiary of Parent or the Company, or held by stockholders who properly demand and perfect appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing such Share, without interest thereon. At the Effective Time, each Share held in the treasury of the Company and each Share owned by Parent, Purchaser or any subsidiary of Parent or the Company immediately prior to the Effective Time will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Treatment of Options and Restricted Stock. The Merger Agreement provides that, at the Effective Time, each outstanding and unexercised option to acquire Shares granted under the Company’s 1990 Stock Option Plan, 1998 Stock Option Plan, 2004 Stock Option Plan and 2006 Stock Option/Stock Issuance Plan, whether vested or unvested, will automatically be terminated and will thereafter solely represent the right to receive from the Company, in exchange, an amount in cash equal to the product of the number of Shares subject to such option and the excess, if any, of the Offer Price, without interest, over the exercise price per Share subject to such option, less any required withholding taxes. At the Effective Time, all restrictions applicable to any shares of restricted Company common stock will lapse (except to the extent such lapsing of restrictions is waived).

Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, the vote of Company’s stockholders required to approve the Merger, conflicts, consents and approvals, compliance with law, permits, public filings, financial statements, absence of any Material Adverse Effect (as defined below), litigation, employee benefit plans and labor and employment matters (including approval of certain matters for purposes of satisfying the requirements of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act), insurance, properties, tax matters, information to be included in this Offer to Purchase, the Schedule 14D-9 and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in any proxy or information statement to be sent to stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, fairness opinion of Financial Advisor, brokers’ fees, export control laws, Foreign Corrupt Practices Act, and inapplicability of state takeover laws or restrictive provisions in Company’s governing documents. Each of Parent and Purchaser has made customary representations and warranties to Company with respect to, among other matters, organization and qualification, authority, conflicts, consents and approvals, financing, brokers’ fees, Purchaser’s operations and financing.

As defined in the Merger Agreement, and for purposes of the Offer, “Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects that exist at the date of determination of the occurrence of the Material Adverse Effect, that has had or would reasonably be expected to have a material adverse effect on (a) the business (taken as a whole), financial condition, capitalization (taken as a whole), assets (taken as a whole) or liabilities (taken as a whole) of the Company or its subsidiaries; provided, however, that no facts, circumstances, changes or effects resulting primarily from or arising primarily out of the following shall be deemed to be or constitute a Material Adverse Effect, and no facts, circumstances, changes or effects resulting primarily from or arising primarily out of the following shall be taken into account when determining whether a Material Adverse Effect has occurred: (i) general economic or political conditions in the countries in which the Company does business (except to the extent that the Company or its subsidiaries are adversely affected disproportionately relative to other businesses in such countries); (ii) general market or economic conditions affecting the industry generally in which the Company and its subsidiaries operate (except to the extent that the Company or its subsidiaries are adversely affected disproportionately relative to the other participants in such industry); (iii) the condition of the financial or securities markets in the countries in which the Company does business (except to the extent the Company or its subsidiaries are adversely affected disproportionately relative to other businesses in such countries); (iv) any change in the stock price or trading volume of the Company’s common stock in and of itself (it being understood that the facts or occurrences giving rise to such change in stock price or trading volume may be taken into account in determining whether there has been a Material Adverse Effect); (v) the announcement or pendency of the Merger Agreement or any of the transactions contemplated hereby, including the Offer and the Merger (including any negative impact on relationships with employees of the Company or its subsidiaries as a result of the announcement or performance of the Merger Agreement); (vi) the failure of the Company to meet published projections of earnings, revenues or any other financial measure (regardless of whether such projections were made by the Company or independent third parties), in and of itself (it being understood that the facts or occurrences giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect); (vii) changes in GAAP that take effect after the date of the Merger Agreement (but not changes in the Company’s interpretation of GAAP); (viii) changes in any law that takes effect after the date of the Merger Agreement and is of general applicability and not specific to the Company or its business (except to the extent that the Company or its subsidiaries are adversely affected disproportionately relative to the other businesses to which such law is applicable); and (ix) acts of terrorism or war (whether or not declared) or natural disasters after the date hereof (provided that such effect does not affect the Company or its subsidiaries in a disproportionate manner), or (b) the ability of the Company to consummate the Merger or any of the other transactions contemplated by the Merger Agreement.

The Merger Agreement contains representations and warranties that the Company, GSI and Purchaser made solely to each other as of specific dates, and should not be relied on by any other person. Those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a standard of materiality provided for in the Merger Agreement or may have been used for the purpose of allocating risk among Excel, GSI and Purchaser rather than establishing matters as facts.

Covenants

Conduct of Business. The Merger Agreement obligates the Company and its subsidiaries, from the date of the Merger Agreement until the earlier of the Effective Time or when Parent’s designees first constitute a majority of the Company’s board, to conduct its operations according to its ordinary and usual course of business consistent with past practice and in compliance with applicable laws, to pay their debts and perform other material obligations when due, and to use reasonable efforts to preserve intact their business organization, keep available the services of their employees and service providers, and preserve relationships with customers, suppliers, licensors, licensees and others. The Merger Agreement also contains specific restrictive covenants as to certain activities of the Company and its subsidiaries prior to the earlier of the Effective Time or when Parent’s designees first constitute a majority of the Company’s board, which provide that the Company will not take certain actions without the prior written consent of Parent including, among other things and subject to certain exceptions, amending its certificate of incorporation or bylaws, issuing or selling its securities or granting options, disposing of intellectual property rights, declaring or paying any dividends, reclassifying or redeeming its securities, making material dispositions, entering into, modifying or terminating certain material contracts in a manner adverse to the Company, acquiring any business or material assets, making any loans, extensions of credit or investments, cancelling material insurance policies, entering into certain severance or similar agreements, increasing compensation or adopting, terminating or amending employee benefit plans, changing accounting policies or practices, failing to timely file all tax returns, making, revoking or amending any material tax elections, settling or compromising any material tax liability, commencing or settling litigation or claims, purchasing, selling or leasing any real property, entering into any material non-competition agreements or line of business restrictions or agreeing to take any of the foregoing actions.

Stockholder Approval. The Merger Agreement provides that unless the Merger is consummated as a short-form merger in accordance with Section 253 of the DGCL, as soon as practicable after the consummation of the Offer, the Company shall, subject to prior review and approval of Parent and Purchaser, prepare and file with the SEC a preliminary information statement or proxy statement, as applicable and will cause the information statement or proxy statement, as applicable, in definitive form to be mailed to the Company’s stockholders at the earliest practicable date. If permitted by applicable law, the Company’s organizational documents and any applicable stock exchange rule or regulation, Parent and Purchaser shall adopt, as soon as practicable, but in no event earlier than twenty days after an information statement is sent to stockholders of the Company, by written consent the Merger Agreement without a meeting of stockholders of the Company. If required by the DGCL, the Company’s certificate of incorporation and bylaws, or any applicable rule or regulation of any stock exchange, the Company, in consultation with Parent and Purchaser, shall duly call, give notice of, convene and hold a meeting of its stockholders as promptly as practicable after the consummation of the Offer, for the purpose of adopting the Merger Agreement and, subject to certain provisions with respect to a Change of Recommendation of the board of directors described in “No Solicitation” below, the Company’s board of directors will advise and recommend unanimously to its stockholders that the stockholders of the Company vote to adopt the Merger Agreement.

The Merger Agreement provides that if Parent, Purchaser or any other subsidiary of Parent acquire at least 90% of the then-outstanding Shares pursuant to the Offer, through exercise of the Top-Up Option or otherwise, Parent, Purchaser and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after consummation of the Offer, by means of a short-form merger without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

No Solicitation. In the Merger Agreement, the Company has agreed that neither it nor any of its subsidiaries nor any of their respective officers, directors or employees will, and to use its reasonable efforts to cause its other representatives not to, directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined below); (ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate or encourage any inquiries or the making of any proposal that constitutes or would reasonably be expected to lead to, any Acquisition Proposal; (iii) approve, endorse, recommend or make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal; (iv) withdraw, amend or modify in a manner adverse to Parent, or propose to withdraw, amend or modify in a manner adverse to Parent its recommendation in favor of the adoption of the Merger Agreement by the stockholders of the Company; (v) fail to reaffirm its recommendation in favor of the adoption of the Merger Agreement by the stockholders of the Company within three business days of a written request to do so by Parent or (vi) execute or enter into, or propose to execute or enter into, any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal. The Merger Agreement requires the Company and its subsidiaries to immediately cease all existing discussions or negotiations with any third parties with respect to consideration of any Acquisition Proposal and to exercise any rights under any confidentiality or non-disclosure agreements with any such third parties to require the return or destruction of non-public information provided prior to the date of the Merger Agreement by the Company, its subsidiaries or their agents and representatives to any such third parties.

Notwithstanding the foregoing, the Company may furnish nonpublic information and participate in negotiations with any person making an unsolicited, written bona fide Acquisition Proposal before the Purchase Time that the Company’s board of directors believes in good faith (after consultation with its financial advisor and outside legal counsel) is or is reasonably likely to result in a Superior Proposal (as defined below), provided that: (a) the Company has first given to Parent written notice of the Acquisition Proposal in accordance with the Merger Agreement; (b) the Company receives from such person an executed confidentiality agreement no less restrictive to such third party than the confidentiality agreement between the Company and Parent and (c) the Company’s board of directors determines in good faith, after consultation with its outside legal counsel, that the failure to provide such information or enter into such discussion or negotiations would reasonably be expected to result in a breach of its fiduciary duties under applicable law.

The Merger Agreement requires the Company to provide Parent as promptly as practicable (in any event within 24 hours) after receipt of an Acquisition Proposal or any request for nonpublic information or inquiry that could reasonably be expected to lead to an Acquisition Proposal with notice, including the identity of the person or group making the Acquisition Proposal, request or inquiry and the material terms and conditions thereof, and with a copy of all written materials provided in connection with such proposal, request or inquiry. The Merger Agreement also requires the Company promptly to keep Parent informed in all material respects of the status and material terms of the Acquisition Proposal, request, discussion or inquiry and promptly provide a copy of all subsequently provided written materials.

Notwithstanding anything to the contrary contained in the Merger Agreement, prior to the Purchase Time, in response to the receipt of a Superior Offer, (a) the Company’s board may withhold, withdraw, amend or modify the Company Board Recommendation, and, in the case of a Superior Offer that is a tender or exchange offer made directly to the stockholders of the Company, may recommend that the stockholders of the Company accept the tender or exchange offer, (b) the Company’s board, the Company or its subsidiaries may approve, endorse, or recommend a Superior Offer, or (c) the Company or any of its subsidiaries may execute or enter into or propose to execute or enter into any letter of intent or similar document or any contract, agreement or commitment cont any Superior Offer (any of the foregoing actions, a “Company Change of Recommendation”), if all of the following conditions in clauses (i) through (v) are met: (i) the Company’s board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that a Superior Offer has been made and not withdrawn; (ii) the Company shall have delivered to Parent written notice at least five business days prior to publicly effecting such Company Change of Recommendation which shall state expressly (A) that the Company has received a Superior Offer, (B) the final terms and conditions of the Superior Offer and the identity of the person or group making the Superior Offer and (C) that the Company intends to effect a Company Change of Recommendation (iii) after delivering the notice of the Company Change of Recommendation, the Company shall provide Parent with a reasonable opportunity to make such adjustments in the terms and conditions of the Merger Agreement during such five-business day period, and negotiate in good faith with respect thereto during such five-business day period, as would enable the Company to proceed with its recommendation to stockholders in favor of the Offer and the Merger without making a Company Change of Recommendation; (iv) the Company’s board shall have determined (A) after consultation with its financial advisor, that the terms of the Superior Offer are more favorable to the stockholders of the Company than the terms of the Offer (as they may be adjusted pursuant to paragraph (iii) above) and (B) after consultation with outside legal counsel, the failure to effect a Company Change of Recommendation would reasonably be expected to result in a breach of the board of directors’ fiduciary duties to the stockholders of the Company under applicable law; and (v) the Company shall not have breached any of the provisions described in this section “No Solicitation.”

Under the Merger Agreement: “Acquisition Proposal” means any bona fide offer or proposal relating to any transaction or series of related transactions involving: (a) any purchase from or acquisition by any person or group of more than a 15% interest in the total outstanding voting securities of the Company or any of its subsidiaries, any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of the Company or any of its subsidiaries; (b) any merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries; (c) any sale, lease (other than in the ordinary course of business consistent with past practice), exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition or disposition of more than 15% of the assets of the Company (including its subsidiaries taken as a whole); or (d) any liquidation or dissolution of the Company (provided, however, that the transactions between Parent, Purchaser and the Company contemplated by the Merger Agreement will not be deemed an Acquisition

Proposal); and “Superior Offer” means a bona fide Acquisition Proposal by a third party that (A) provides for the purchase or acquisition of all of the issued and outstanding Shares for a per-Share consideration that is greater than the Offer Price (including, only if the per-Share consideration is not all cash, a determination by the Company’s board in good faith to such effect) and (B) is on terms that the Company’s board has in good faith concluded, after consultation with its financial advisor, taking into account the person making the offer, the anticipated timing for consummation, any financing requirements, any governmental, regulatory or other approval requirements, and all other legal, financial, regulatory and other aspects of the Offer to be more favorable to the Company’s stockholders (in their capacities as stockholders) than the terms of the Agreement.

Employee Benefits. The Merger Agreement provides that prior to the Effective Time, all Company Employee Plans, including 401(k) Plans, will be terminated unless Parent provides written notice that such 401(k) Plan shall not be terminated. In addition, Parent will take all reasonable steps necessary to permit each Employee/Service Provider (defined below) who has received an eligible rollover distribution from each 401(k) Plan, if any, to roll such eligible rollover distribution into an account under Parent’s 401(k) plan, to the extent permitted by Parent’s 401(k) Plan. The Merger Agreement also provides that, prior to the scheduled expiration date of the Offer (as it may be extended), the Company (acting through the compensation committee of its board of directors) will take all such steps as may be required to cause any Compensation Arrangements (defined below) entered into by the Company or any of its subsidiaries since January 1, 2007 to be approved or ratified (to the extent not previously so approved or ratified) by the compensation committee of the Company’s board of directors as an employment compensation, severance or other employee benefit arrangement for purposes of satisfying the requirements of the safe-harbor provisions contained in Rule 14d-10 under the Exchange Act.

In the Merger Agreement Parent and Purchaser acknowledge that Antoine Dominic and Alice Varisano, the Company’s Chief Executive Officer and Chief Financial Officer, respectively, have each entered into a termination agreement with the Company, and that following the Purchase Time Mr. Dominic and Ms. Varisano will have “good reason” (as defined in the existing respective employment agreements of Mr. Dominic and Ms. Varisano with the Company) to terminate their employment with the Company. In the Merger Agreement, Parent and Purchaser further acknowledge and confirm their understanding and agree that the Company will pay at the Purchase Time the amounts provided for in such termination agreements to be paid at such time, subject to any adjustments set forth therein. In the Merger Agreement the Company represents and warrants that each of the termination agreements and other Compensation Arrangements have been approved by the compensation committee of the Company’s board of directors as an employment compensation, severance or other employee benefit arrangement within the meaning of Rule 14d-10(d) under the Exchange Act. Parent has agreed that if the Company reasonably determines that it will require funds in addition to its cash on hand to pay at the Purchase Time the amounts due under the termination agreements, then, if requested by the Company, Parent will lend or cause to be lent to the Company at the Purchase Time a cash amount up to $15 million to be used solely to pay such amounts. The Company has agreed in the Merger Agreement that it will not amend or terminate either termination agreement or waive any provisions therein without the prior written consent of Parent.

In the Merger Agreement, “Employee/Service Provider” means any current or former employee, including officers, consultants, independent contractors or directors of the Company, any of its subsidiaries or any ERISA Affiliate, excluding consultants and independent contractors who are not individuals, and “Compensation Arrangements” means each Company Employee Plan or other arrangement, understanding or agreement, and each amendment or supplement thereto or modification thereof, pursuant to which any payments have been or are to be made or benefits have been or are to be granted to any officer, director or employee of the Company or any of its subsidiaries, including without limitation the termination agreements described in the preceding paragraph and the consulting agreement entered into by the Company, concurrently with the execution of the Merger Agreement, with a limited liability company of which Mr. Dominic is the sole member.

Indemnification and Insurance. In the Merger Agreement, Parent agrees that from and after the consummation of the Offer, the Company’s directors and officers will be indemnified to the fullest extent permitted by Delaware law for claims arising out of acts or omissions in such capacity prior to the closing of the

Merger, and that Parent will either (i) maintain for a period of six years after the consummation of the Offer, and fully pay for (up to 200% of the current annual premium), the Company’s current directors and officers liability policy or equivalent coverage under Parent’s policy or (ii) purchase (or at the request of Parent, the Company will purchase) a six-year “tail” policy (at an aggregate premium no more than 200% of the annual premium for the Company’s current policy) providing at least equivalent coverage to the Company’s officers and directors with respect to acts or omissions prior to consummation of the Offer as that provided by the Company’s current directors and officers liability policy.

Regulatory Filings. Under the Merger Agreement, the parties have agreed to coordinate and cooperate with one another and use all reasonable efforts to comply with, and shall each refrain from taking any action that would impede compliance with, all laws, and as promptly as practicable after the date of the Merger Agreement, each of Parent, Purchaser and the Company will make all filings, notices, petitions, statements, registrations, submissions of information, application or submission of other documents required by any governmental entity in connection with the Offer and the Merger.

Prior to the Effective Time, each party will use its reasonable efforts to obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities; provided, however, that Parent will not be required to take any action that is reasonably likely to materially and adversely affect the benefits expected to be derived by Parent or its affiliates in the Merger or would be reasonably expected to materially and adversely affect Parent or its affiliates following the consummation of the Offer or the Merger. Notwithstanding the foregoing, nothing contained in the Merger Agreement will require Parent or any of its subsidiaries or affiliates to agree to any Action of Divestiture (defined below). For purposes of the Merger Agreement, an “Action of Divestiture” means (i) any license, sale or other disposition or holding separate (through establishment of a trust or otherwise) of any shares of capital stock or of any business, assets or properties of Parent, its subsidiaries or affiliates, or of the Company or its subsidiaries, (ii) the imposition of any limitation on the ability of Parent, its subsidiaries or affiliates, or the Company or its subsidiaries to conduct their respective businesses or own any capital stock or assets or to acquire, hold or exercise full rights of ownership of their respective businesses and, in the case of Parent, the businesses of the Company and its subsidiaries or (iii) the imposition of any impediment on Parent, its subsidiaries or affiliates, or the Company or its subsidiaries under any statute, rule, regulation, executive order, decree, order or other legal restraint governing competition, monopolies or restrictive trade practices.

Notification of Certain Matters. Each of the Company and Parent have agreed to promptly notify the other party of (a) any representation or warranty made by it in the Merger Agreement becoming untrue or inaccurate, (b) the failure of Company or Parent, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to the Merger Agreement, (c) with respect to the Company, the occurrence, or non-occurrence, of any event that could reasonably be expected to cause any Offer Condition not to be satisfied and (d) with respect to Parent, the occurrence, or non-occurrence, of any event that would reasonably be expected to result in the Financing, or any alternative financing as Parent may obtain, not being available for Purchaser to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate Merger Consideration; provided, however, that the delivery of any such notice will not affect the representations or warranties, or the conditions to the obligations of the parties under the Merger Agreement, and the delivery of any such notice will not limit or otherwise affect the remedies available under the Merger Agreement. In addition, the Merger Agreement provides that the Chief Executive Officer of the Company will provide the Chief Executive Officer of the Parent weekly updates on the general business condition of the Company,

Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions: (a) unless the Merger is consummated by a short-form merger, the Merger Agreement shall have been adopted by the affirmative vote of holders of a majority of the outstanding Shares, (b) no order, injunction or decree issued by any governmental entity and no statute, rule, regulation, order, injunction or decree shall be in effect that enjoins restrains, prevents or otherwise prohibits consummation of the Merger or makes the Merger illegal and (c) Purchaser shall have accepted for purchase and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer. Parent and Purchaser have agreed pursuant to the Merger Agreement that all Shares owned by Parent or any of its subsidiaries will be voted in favor of adoption of the Merger Agreement.

Termination. The parties may agree to terminate the Merger Agreement at any time and either party may terminate the Merger Agreement if a court or other Governmental Entity has issued a final, nonappealable order or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger.

The Company may terminate the Merger Agreement if:

(i) the Outside Date occurs and Parent has not accepted and paid for Shares pursuant to the Offer;

(ii) the Offer expires or is terminated or Purchaser fails to purchase validly tendered Shares if required to do so in accordance with the terms of the Offer, in violation of the terms of the Merger Agreement, provided that the failure of the Offer to be consummated was not due to a material breach by the Company of any covenant, obligation or agreement in the Merger Agreement or due to the failure of any representation or warranty of the Company in the Merger Agreement to be correct; or

(iii) the Company enters into a definitive agreement with respect to a Superior Offer and pays Parent the Company Termination Fee (described below); or

(iv) Parent or Purchaser breaches in any material respect any of their representations, warranties or covenants in a manner that would reasonably be expected to have a material adverse effect on Parent’s ability to consummate the Offer or the Merger and such breach cannot be or has not been cured within ten days after the Company gives written notice to Parent, provided that the Company has not materially breached the Merger Agreement.

Parent may terminate the Merger Agreement if:

(i) the Offer Conditions are not satisfied and the Outside Date occurs;

(ii) the Offer expires or is terminated due to a failure of the Offer Conditions to be satisfied, provided the failure of the Offer Conditions to be satisfied was not due to a material breach by Parent of any covenant, obligation or agreement in the Merger Agreement or due to the failure of any representation or warranty of the Parent in the Merger Agreement to be correct; or;

(iii) the Company Board changes its recommendation in favor of the Offer and the Merger or fails to reaffirm its recommendation within 3 Business Days of being requested to do so by Parent, or the Company materially breaches its obligations described under “No Solicitation” above;

(iv) a Material Adverse Effect has occurred;

(v) a hostile takeover of the Company has occurred;

(vi) the investors party to the Securities Purchase Agreement terminate, breach or otherwise repudiate such agreement or if Parent reasonably determines that the conditions to the availability of the Financing are not likely to be satisfied as of the scheduled expiration of the Offer or that the Financing will not be available to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate Merger Consideration;

(vii) the Company breaches or fails to materially comply with its obligations, covenants and agreements in the Merger Agreement, if such breaches and failures may reasonably constitute a “Functional Breach,” which breach cannot be or has not been cured within 10 days of receiving notice of the breach, provided Parent has not materially breached the Merger Agreement;

(viii) the Company breaches or fails to comply with the restrictive covenants governing the Company’s capital structure and organizational documents, which breach cannot be or has not been cured within 10 days of receiving notice of the breach, provided Parent has not materially breached the Merger Agreement;

(ix) the Company’s representations regarding its capital structure are materially false or incorrect, provided Parent has not materially breached the Merger Agreement; or

(x) any of Company’s other representations or warranties are incorrect or untrue, if the failure of such representation or warranty to be true and correct, individually or in the aggregate, could reasonably be expected to constitute a Functional Breach, provided Parent has not materially breached the Merger Agreement.

Fees and Expenses.

The Merger Agreement provides that, except as further described below, Parent will pay all of the Company’s fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement, including without limitation fees of attorneys, investment bankers and accountants, subject to a cap of $1,100,000 (exclusive of the costs of the preparation and filing of HSR Act documentation). However, if the transactions contemplated by the Merger Agreement are not consummated due to the failure to receive clearance under the HSR Act, then the Company will be responsible for the costs of any fairness opinion it receives in connection with such transactions. Also, if the Company is required to pay Parent the Company Termination Fee (as described below) then Parent will not be responsible for any of the Company’s transaction costs and expenses, and if Parent is required to pay the Company the Parent Termination Fee (as described below) referred to above, then the Company’s transaction costs and expenses required to be paid by Parent are capped at $500,000.

Termination Fees.

The Company has agreed to pay Parent a termination fee of $9,000,000 (the “Company Termination Fee”) if:

(i) Prior to the Purchase Time, the Company terminates the Merger Agreement to enter in a definitive agreement with a third party with respect to a Superior Offer;

(ii) Prior to the Purchase Time, Parent terminates the Merger Agreement due to the Company’s Board changing its recommendation in favor of the Offer and the Merger or failing to reaffirm its recommendation within 3 business days of being requested to do so by Parent;

(iii) Prior to the Purchase Time, a hostile takeover of the Company has occurred and Parent has terminated the Merger Agreement; or

(iv) If the Merger Agreement is terminated because the Minimum Tender Condition was not met at any expiration of the Offer, and, at any time on or after the signing of the Merger Agreement and prior to such termination, an Acquisition Proposal has been publicly announced or any person has publicly announced an intention to make an Acquisition Proposal and within twelve months after the date of such termination, the Company consummates such a transaction with the person who made the Acquisition Proposal or any of its affiliates.

Parent has agreed to pay the Company a termination fee of $9,000,000 (the “Parent Termination Fee”) if:

(i) Parent terminates the Merger Agreement because the investors party to the Securities Purchase Agreement terminate, breach or otherwise repudiate such agreement or because Parent reasonably determines that the conditions to the availability of the Financing are not likely to be satisfied as of the scheduled expiration of the Offer or that the Financing will not be available to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate Merger Consideration; or

(ii) If the Company terminates the Merger Agreement because Purchaser fails to purchase validly tendered Shares if required to do so in accordance with the terms of the Offer, in violation of the terms of the Merger Agreement, provided that the failure of the Offer to be consummated was not due to a material breach by the Company of any covenant in the Merger Agreement or due to the failure of any representation or warranty of the Company in the Merger Agreement to be correct.

Except for the payment of the Parent Termination Fee by Parent and payment of the Company Termination Fee by the Company, as applicable and if required by the terms of the Merger Agreement, and except for a party’s liability to pay or reimburse the other party for transaction costs and expenses as described above under “Fees and Expenses”, none of Parent, Purchaser or the Company will have any liability for or remedy to collect monetary damages based on any breach of the Merger Agreement by any other party to the Merger Agreement. Under the Merger Agreement, Parent and Purchaser are entitled to immediate injunctions or orders of specific performance, without the necessity of proving the inadequacy of money damages as a remedy, to prevent breaches of the provisions of the Merger Agreement by the Company and to enforce specifically the terms of the Merger Agreement. The Company is not entitled to enforce specifically the terms of the Merger Agreement or seek any other equitable remedy.

Amendment. The Merger Agreement provides that it may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after adoption of the Merger Agreement by the stockholders of the Company; provided, however, that, after Purchaser purchases any Shares pursuant to the Offer, no amendment shall be made which decreases the Merger Consideration. The Merger Agreement may not be amended except by an instrument in writing signed by the parties.

Waiver. The Merger Agreement provides that at any time prior to the Effective Time, any party to the Merger Agreement may extend the time for performance for any of the acts of the other parties pursuant to the Merger Agreement, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or any related document, and waive compliance under the Merger Agreement by the other parties with any of the agreements or conditions contained in the Merger Agreement. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

The Tender and Support Agreement. The following is a summary of certain provisions of the Tender and Support Agreement. This summary is qualified in its entirety by reference to the full text of the Tender and Support Agreement, a copy of which is filed as an exhibit to the Schedule TO and which is incorporated herein by reference. The Tender and Support Agreement may be examined and copies may be obtained in the manner set forth in Section 9 under “Available Information.”

Simultaneously with the execution of the Merger Agreement, Parent and Purchaser entered into the Tender and Support Agreement dated as of July 9, 2008 (“Tender and Support Agreement”), with all of the Company’s directors and officers, which are: Mr. Antoine Dominic, Mr. James Donald Hill, Mr. Steven Georgiev, Mr. Ira J. Lamel, Ms. Alice Varisano and Mr. Donald E. Weeden (collectively, the “Supporting Stockholders”). The Supporting Stockholders have represented that, as of the date of the Tender and Support Agreement, their Shares, including Shares underlying Company options and Shares consisting of restricted Company common stock (such Shares, to the extent issued and outstanding, including any such Shares as to which a Supporting Stockholder acquires beneficial ownership after the date of the Tender and Support Agreement, being referred to as the “Subject Shares”) amount to collective beneficial ownership of approximately 9.4% of the currently outstanding Shares; however, their ownership of Shares, excluding Shares underlying Company options and shares of restricted Company common stock, is less than approximately 2% of the currently outstanding Shares.

Pursuant to the Tender and Support Agreement, each Supporting Stockholder has agreed to validly tender (or cause to be tendered) in the Offer, as promptly as possible (but in no event later than ten business days after the commencement of the Offer), all of such Supporting Stockholder’s Subject Shares. Each Supporting

Stockholder has further agreed that once his/her Subject Shares are tendered, such Supporting Stockholder will not withdraw or cause to be withdrawn any of such Subject Shares from the Offer unless the Offer has expired, has been terminated by Purchaser or the Tender and Support Agreement has been terminated in accordance with its terms.

The Tender and Support Agreement further provides that, at every meeting of Company stockholders, or in connection with any action by written consent in lieu of a meeting of Company stockholders, the Supporting Stockholders shall, or shall cause the holder of record on any applicable record date to, vote, or express consent or dissent with respect to, the Subject Shares (to the extent the Subject Shares are not purchased in the Offer) (i) in favor of (A) approval and adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement, and (B) approval of any proposal to adjourn or postpone the meeting to a later date if there are not sufficient votes for the approval and adoption of the Merger Agreement on the date on which such meeting is held, and (ii) against (A) any agreement or arrangement related to or in furtherance of any Acquisition Proposal (as such term is defined in the Merger Agreement), (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries, (C) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to materially dilute the benefits to Parent of the transactions contemplated by the Merger Agreement, or (D) any action, proposal, transaction or agreement that would reasonably be expected to result in (x) a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or of a Supporting Stockholder under the Tender and Support Agreement or (y) the failure of any Offer condition to be satisfied, and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at such meeting of stockholders, and in connection therewith to execute any documents reasonably requested by Parent that are necessary or appropriate in order to effectuate the foregoing. In furtherance of the Supporting Stockholders’ covenants under the Tender and Support Agreement, the Supporting Stockholders have agreed, for a period continuing until the termination of the Tender and Support Agreement, to appoint Parent as the Supporting Stockholders’ attorney-in-fact and proxy, with full power to vote the Supporting Stockholders’ Subject Shares for or against certain actions in accordance with the immediately preceding sentence. The foregoing proxy shall be irrevocable, and as such, shall survive and not be affected by the death, incapacity, mental illness or insanity of any Supporting Stockholder.

In the Tender and Support Agreement, each Supporting Stockholder has agreed not to, except as provided under the Merger Agreement or the Tender and Support Agreement, directly or indirectly, (i) sell (including short sell), assign, transfer, tender or otherwise dispose of (including by gift) any of such Supporting Stockholder’s Subject Shares, (ii) create or permit to exist any Lien (as defined in the Merger Agreement) on any such Subject Shares, (iii) enter into any contract with respect to any transfer of such Subject Shares or any interest therein, (iv) grant or permit the grant of any proxy, power of attorney or other authorization in or with respect to such Subject Shares, (v) deposit or permit the deposit of such Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Subject Shares or (vi) take or permit any other action that would in any way restrict, limit or interfere with the Supporting Stockholder’s performance of his/her obligations under the Tender and Support Agreement or the transactions contemplated by the Merger Agreement.

Each Supporting Stockholder has also agreed in the Tender and Support Agreement not to exercise any appraisal or dissenter’s rights in respect to his/her Subject Shares in connection with the Merger.

The Tender and Support Agreement terminates automatically, without notice, upon the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

The Supporting Stockholders have no monetary liability under the Tender and Support Agreement in the case that they breach the Tender and Support Agreement.

Confidentiality Agreement. On May 16, 2008, Parent and the Company entered into the Confidentiality Agreement. As a condition to being furnished certain information to be furnished by the Company to Parent and by Parent to the Company, each party agreed (subject to limited exceptions) to keep such information confidential for a period of five years from the date of the Confidentiality Agreement unless otherwise required by law and not to use such information for any purpose other than in connection with evaluating a potential transaction with each other. Each party further agreed that, for a period of two years from the date of the Confidentiality Agreement, subject to specified exceptions, it would not directly or indirectly solicit any employee of the other party or any of its subsidiaries for a position outside of his or her position with such party. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as an exhibit to the Schedule TO and is incorporated herein by reference.

Effects of Inability to Consummate the Merger. If, following the consummation of the Offer, the Merger is not consummated for any reason (see—“The Merger Agreement—Conditions to Consummation of the Merger”), Parent, which indirectly owns 100 percent of the common stock of Purchaser, will indirectly control the number of Shares acquired by Purchaser pursuant to the Offer, as well as any other Shares held by Parent or its subsidiaries. Under the Merger Agreement, effective upon Purchaser’s acceptance of Shares for payment pursuant to the Offer, and from time to time thereafter, subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, the Company has agreed to promptly increase the size of the Company’s board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to cause a pro rata portion (based on the percentage of outstanding shares acquired by Purchaser) of the directors of the Company to consist of persons designated by Purchaser (see “The Merger Agreement—Directors”). As a result of its ownership of such Shares and Purchaser’s right to designate nominees for election to the board of directors of Company, Parent indirectly will be able to control decisions of the board of directors of Company and the decisions of Purchaser as a stockholder of Company. This concentration of control in one stockholder may adversely affect the market value of the Shares.

If Parent controls more than 50 percent of the outstanding Shares following the consummation of the Offer but the Merger is not consummated, stockholders of the Company, other than those affiliated with Parent, will lack sufficient voting power to elect directors or to cause other actions to be taken which require majority approval.

12.	Source and Amount of Funds

Purchaser will need approximately $360 million to pay for Shares validly tendered in the Offer (and not withdrawn), to cash out options to acquire Shares and to pay the Merger Consideration in respect of Shares converted in the Merger into the right to receive the Merger Consideration. Parent expects to fund these payments through the proceeds of the Financing described below and Parent’s and/or GSI Sub’s available cash. Fees and expenses payable by Parent in connection with the transactions are expected to equal approximately $15.8 million. If Parent receives a Second Request from the FTC or the Antitrust Division relating to the HSR Act, Parent estimates it may incur additional expenses of approximately $3 million.

Securities Purchase Agreement

On July 9, 2008, Parent and GSI Sub entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with Tempo Master Fund LP, Hale Capital Partners, LP, Interlachen Convertible Investments Limited, Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC, Special Value Continuation Partners, LP, Tennenbaum Opportunities Partners V, LP, Silver Oak Capital, L.L.C., Highbridge International LLC, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage Master Limited, UBS O’Connor LLC F/B/O: O’Connor Global Convertible Arbitrage II Master Limited and Liberty Harbor Master Fund I, L.P. (collectively, the “Investors”). Pursuant to the Securities Purchase Agreement, the Investors agreed to purchase on the Closing Date (as defined below) (1) $210 million aggregate principal amount of 11.0% Senior Notes due 2013 of GSI Sub (the “Notes”), plus (2) 210,000 warrants (the “Warrants”) to purchase the number of common shares of Parent, no par value (the “GSI Common Shares”), resulting from the

Warrant Coverage Calculation (as defined below), at an initial exercise price of $0.01 per GSI Common Share, for an aggregate of $210 million. Pursuant to the terms of the Securities Purchase Agreement, for each $1,000 aggregate principal amount of Notes purchased by an Investor, Parent will issue such Investor one Warrant which will be initially exercisable for the number of GSI Common Shares resulting from the division of $150 by the lesser of (x) the closing bid price of the GSI Common Shares on July 9, 2008, and (y) the volume weighted average price of the GSI Common Shares for the 10 trading day period immediately preceding the date of the issuance of the Warrants; provided, however, that if the aggregate number of GSI Common Shares to be issued upon the exercise of the 210,000 Warrants exceeds 19.9% of the number of the GSI Common Shares outstanding on the date of issuance of the Warrants (the “GSI Common Share Limit”), then the number of GSI Common Shares for which each Warrant is initially exercisable will equal 1/210 of the GSI Common Share Limit (the “Warrant Coverage Calculation”). The Notes are to be issued pursuant to the terms and conditions of the Indenture (as defined below) and the Warrants are to be issued pursuant to the terms and conditions of the Warrant Agreement (as defined below). The Notes and the Warrants will be issued and sold to the Investors concurrently with the consummation of the Offer (the “Closing Date”). The net proceeds of the issuance and sale of the Notes and the Warrants are to be used to acquire Shares in the Offer and the Merger. The Purchase Agreement contains customary representations, warranties and closing conditions.

The obligations of GSI Sub and Parent to issue and sell the Notes and the Warrants to each of the Investors on the Closing Date is conditioned upon satisfaction, among other customary conditions, of the following:

(i) the representations and warranties of each Investor in the Securities Purchase Agreement must be true and correct as of the date when made and as of the Closing Date;

(ii) Parent and GSI Sub must have received an aggregate of $210 million from the Investors as payment for the Notes and Warrants; and

(iii) Purchaser must have accepted for payment the Shares tendered in the Offer in accordance with the terms and conditions of the Offer.

The Investors’ several obligations to purchase and pay for the Notes and Warrants are conditioned upon satisfaction, among other customary conditions, of the following:

(i) (a) The representations and warranties of Parent and GSI Sub in the Securities Purchase Agreement must be true and correct as of the date when made and as of the Closing Date, including but not limited to the following representations: (1) there has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of Parent and its subsidiaries, taken as a whole, from that set forth in Parent’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2008, and (2) after giving effect to the Financing (but prior to consummation of the Offer and the Merger), Parent, on a consolidated basis, will not be Insolvent (as such term is defined in the Securities Purchase Agreement), (b) the agreements, covenants and conditions contained in the Securities Purchase Agreement shall have been performed and complied with by Parent and GSI Sub and (c) the chief executive officer, chief financial officer or other executive officer of Parent or GSI Sub, as applicable, shall have certified to the matters described in (a) and (b) above;

(ii) Parent and GSI Sub must have received all necessary governmental and regulatory approvals and consents related to the Financing;

(iii) the GSI Common Shares must be designated for quotation or listed on NASDAQ;

(iv) the Notes must be eligible for settlement through DTC and eligible for trading on PORTAL;

(v) there must have been no amendments to the Merger Agreement that add any material Restricted Payments or Affiliate Transactions, each as set forth in the Indenture (as defined below); and

(vi) Parent and GSI Sub must have received an aggregate of $190 million from the Investors; provided, however, that no Investor may assert that its conditions to closing have not been satisfied if the only condition not satisfied is the condition set forth in this paragraph (vi) and the reason is such Investor’s breach of its payment obligations.

Satisfaction of a number of the above conditions to the consummation of the sale of the Notes and the Warrants pursuant to the Securities Purchase Agreement is outside the control of Parent and GSI Sub. Parent can give no assurance that the above conditions will be satisfied or that the Financing will be available to purchase and pay for Shares pursuant to the Offer and to pay the aggregate Merger Consideration.

The foregoing description of the Securities Purchase Agreement is qualified in its entirety by reference to the Securities Purchase Agreement, which is an exhibit to the Schedule TO and incorporated herein by reference.

Indenture for GSI Sub’s 11% Senior Notes Due 2013

On the Closing Date, GSI Sub will issue and sell $210 million aggregate principal amount of Notes to the Investors. The Notes are to be issued pursuant to an indenture (the “Indenture”), to be dated the Closing Date, by and among GSI Sub, as Issuer, Parent, as a Guarantor, Purchaser, as a Guarantor, and The Bank of New York Mellon Trust Company, N.A., as Trustee.

The Notes will bear interest at a rate of 11.0% per annum, payable semi-annually in arrears in cash, and will mature in 2013. The Notes will be guaranteed by Parent, Purchaser, and all future U.S. subsidiaries of Parent (other than certain immaterial subsidiaries).

GSI Sub may not redeem any Note prior to the one year anniversary of the Closing Date. From the first to the third anniversary of the Closing Date, GSI Sub may, at its option, redeem up to 50% of the Notes at par plus accrued but unpaid interest. From the third to the fifth anniversary of the Closing Date, Parent may, at its option, redeem up to 100% of the Notes at par plus accrued but unpaid interest. Upon the occurrence of certain change of control events prior to the first anniversary of the Closing Date, each holder of Notes may require GSI Sub to repurchase all or a portion of its Notes pursuant to a make-whole formula. If such change of control events occur on and after the first anniversary of the Closing Date, each holder of Notes may require GSI Sub to purchase all or a portion of its Notes at a price of 101% of the principal amount, plus all accrued unpaid interest on the Notes purchased to (but excluding) the date of purchase. GSI Sub will also be required to make an offer to repurchase the Notes at 100% of principal amount, plus accrued and unpaid interest, if for any period of four consecutive fiscal quarters beginning with the first fiscal quarter ending on December 31, 2010, if net indebtedness (as defined in the Indenture) of Parent and certain of its subsidiaries is greater than five times consolidated cash flow (as defined in the Indenture) of Parent and certain of its subsidiaries.

The terms of the Notes will require GSI Sub, Parent and certain of Parent’s subsidiaries to comply with certain covenants that restrict some of their corporate activities, including the ability of GSI Sub, Parent and certain of its subsidiaries to incur additional debt, pay dividends, create liens, make investments, sell assets, repurchase equity or subordinated debt, or engage in specified transactions with affiliates. Noncompliance with any of the covenants without cure or waiver would constitute an event of default under the Notes. An event of default resulting from a breach of a covenant may result, at the option of the note holders, in an acceleration of the principal and interest outstanding. The Notes also contain other customary events of default (subject, in certain circumstances, to specified grace periods), including defaults based on events of bankruptcy and insolvency, and nonpayment of principal, interest or fees when due.

The Notes and the guarantees will be issued in a private transaction in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. Neither the Notes nor the guarantees will be registered under the Securities Act or the securities laws of any jurisdiction and will be subject to certain restrictions on transfer. Neither Parent nor GSI Sub has agreed to file a registration statement with the SEC relating to the resale of the Notes, or the guarantees thereof, issuable to the Investors and neither Parent nor GSI Sub has an intention of doing so.

The foregoing description of the Indenture and the Notes is qualified in its entirety by reference to such form of Indenture, which is an exhibit to the Schedule TO and incorporated herein by reference.

Warrant Agreement

On the Closing Date, Parent will issue and sell 210,000 Warrants to the Investors. The Warrants are to be issued pursuant to the Warrant Agreement (the “Warrant Agreement”), to be dated the Closing Date, by and among Parent and the Investors.

Each Warrant will be initially exercisable for the number of GSI Common Shares resulting from the Warrant Coverage Calculation described above under “Securities Purchase Agreement.” The initial exercise price of the Warrants is $0.01 per GSI Common Share. The Warrants will be exercisable at any time, in whole or in part, prior to the fifth anniversary of the Closing Date, but are subject to mandatory conversion, on a cashless basis, upon the effectiveness of the resale registration statement for the GSI Common Shares issuable upon exercise of the Warrants, which is to be filed pursuant to the Registration Rights Agreement (as defined below). The exercise price may be paid (i) in cash, or (ii) on a cashless basis (x) by instructing Parent to withhold a number of GSI Common Shares underlying the Warrants or (y) by surrendering to Parent the GSI Common Shares previously acquired by the holder, or a combination of the foregoing.

The Warrants will be issued in a private transaction in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act. Accordingly, the Warrants may not be offered or sold in the United States without registration or an applicable exemption of registration requirements.

The foregoing description of the Warrants is qualified in its entirety by reference to the form of Warrant Agreement, which is an exhibit to the Schedule TO and incorporated herein by reference.

Registration Rights Agreement

On the Closing Date, simultaneously with the closing of the sale of the Notes and the Warrants to the Investors, Parent and the Investors will enter into a registration rights agreement (the “Registration Rights Agreement”) whereby, subject to the conditions set forth therein, Parent agrees to file a shelf registration statement with the SEC relating to the resale of the GSI Common Shares issuable upon exercise of the Warrants. The registration rights that will be granted in the Registration Rights Agreement are subject to customary restrictions such as blackout periods. The Registration Rights Agreement provides for certain monetary damages in the event that Parent does not (i) file the shelf registration statement within a specified time period, (ii) cause the shelf registration statement to become effective within a specified time period or (iii) maintain the effectiveness of the shelf registration statement for a specified period, subject to certain exceptions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the form of Registration Rights Agreement, which is an exhibit to the Schedule TO and incorporated herein by reference.

13.	Conditions of the Offer

Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate or amend the Offer, unless, immediately prior to the Expiration Date:

(a) there shall have been validly tendered (not including any Shares tendered pursuant to procedures for guaranteed delivery) in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned beneficially by Parent, Purchaser or their subsidiaries, constitutes at least a majority of the total number of then-outstanding Shares on a fully diluted basis (which shall mean, as of any time, the number of Shares outstanding, together with all Shares (if any) which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable) on the date Shares are accepted for payment; and

(b) the applicable waiting period under the HSR Act in respect of the transactions contemplated by the Merger Agreement shall have expired or been terminated, and any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable foreign antitrust laws (and any applicable waiting periods thereunder have expired or been terminated).

Additionally, notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer and, subject to the terms of the Merger Agreement, including Section 1.1 thereof (relating to extensions of the Offer), may terminate or amend the Offer if any of the following conditions exist, which, in the sole judgment of Parent or Purchaser, in any case, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares:

(a) there shall have been any law, decree, judgment, order or injunction, promulgated, enacted, entered, enforced, issued or amended by any Governmental Entity that would, or is reasonably likely, directly or indirectly, to: (i) restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger or the transactions contemplated by Article III of the Merger Agreement or seeking to obtain from the Company, Parent or Purchaser any material damages; (ii) impose material limitations on the ability of Parent, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares including the right to vote the Shares purchased by it pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of the Company; (iii) require, or condition any approval on, the divestiture by Parent, Purchaser or any of their respective subsidiaries or affiliates of any Shares, or require Purchaser, Parent, the Company, or any of their respective subsidiaries or affiliates to take, or condition any approval on, any Action of Divestiture; or (iv) cause a Material Adverse Effect.

(b) there shall be pending or threatened (and such threat shall not have been withdrawn), any action, proceeding or counterclaim by or before any Governmental Entity challenging the making or consummation of the Offer or the Merger or seeking, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (iii) of Paragraph 2(a) above;

(c) a Material Adverse Effect shall have occurred;

(d) the Company shall have breached or failed to comply (i) in any material respect with any of its obligations, covenants, or agreements under the Merger Agreement which breaches or failures, individually or in the aggregate, could reasonably be expected to constitute a Functional Breach or (ii) with the covenants set forth in Section 6.1(b)(i) through Section 6.1(b)(iv) of the Merger Agreement (relating to payment of dividends, issuance of securities, purchase or redemption of shares of the Company or its subsidiaries, incurrence of debt and amendment of the Company’s or subsidiaries’ organizational documents);

(e)(i) the representations and warranties set forth in Section 4.2 of the Merger Agreement (relating to the Company’s capital structure) shall not be true and correct in all material respects at any scheduled expiration of the Offer (except for any representation or warranty therein that is expressly made as of a specified date, in which case as of such specified date) or (ii) any other representations or warranties of the Company contained in the Merger Agreement shall not be true and correct at any scheduled expiration of the Offer (except for any representation or warranty that is expressly made as of a specified date, in which case as of such specified date) where the failure of such representation or warranty to be true and correct, individually or in the aggregate, could reasonably be expected to constitute a Functional Breach; provided, that, for purposes of Paragraph 2(e)(ii) all such representations and warranties shall be interpreted without giving effect to the words “materially” or “material” or to any qualification based on such terms or based on the defined term “Material Adverse Effect;”

(f) a Change of Board Recommendation shall have been effected or the Company Board shall have failed to reaffirm the Company Board Recommendation within three Business Days of a written request to do so by Parent; or

(g) the Merger Agreement shall have been terminated pursuant to its terms (including termination by Parent if the Securities Purchase Agreement entered into by Parent and GSI Sub with certain investors to provide the Financing shall have been terminated, breached or otherwise repudiated by such investors, or if Parent reasonably determines that the conditions to the availability of the Financing are not likely to be satisfied as of the scheduled expiration of the Offer or that the Financing will not be available for Purchaser to purchase and pay for the Shares pursuant to the Offer and to pay the aggregate Merger Consideration), or shall have been amended pursuant to its terms to provide for such termination or amendment of the Offer;

The Merger Agreement provides that the foregoing conditions are for the benefit of Parent and Purchaser and, regardless of the circumstances, may be asserted by Parent or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, except that the conditions relating to receipt of any approvals from any governmental entity may be asserted at any time prior to the acceptance for payment of Shares, and any condition may be waived by Parent or Purchaser in its discretion in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

Pursuant to the Merger Agreement, “Functional Breach” means any breach of any representation or warranty of the Company, or any breach or failure to comply with any obligation, covenant or agreement of the Company, under the Merger Agreement which breach or failure could reasonably be expected to materially affect the business or operations of the Company or its subsidiaries or the potential synergies which Parent anticipates to result from the transactions contemplated thereby in the periods following the consummation of the Offer or the Merger.

14.	Dividends and Distributions

The Merger Agreement provides that during the period from the date of the Merger Agreement until the earliest of (i) such time as designees of Parent first constitute at least a majority of the Company’s board and (ii) the Effective Time, the Company shall not, and shall not permit any of its subsidiaries to, without the prior consent of Parent, declare, set aside or pay any dividends or make any other distribution (whether in cash, stock, equity securities or property) with respect to any of its capital stock (other than dividends or distributions by a direct or indirect wholly owned subsidiary of the Company to the Company). Parent intends to cause the Company to not pay dividends in the period between the Purchase Time and the Effective Time of the Merger. See Section 11—“Purpose of the Offer and Plans for the Company; Transaction Documents—The Merger Agreement—Covenants.”

15.	Certain Legal Matters

General. Except as otherwise set forth in this Offer to Purchase, based on Parent’s and Purchaser’s review of publicly available filings by the Company with the SEC and other information regarding the Company, Parent and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of the Company and which might be adversely affected by the acquisition of Shares by Purchaser or

Parent pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser, or Parent pursuant to the Offer. In addition, except as set forth below, Parent and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for Parent’s and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, Parent and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s or Parent’s business or that certain parts of the Company’s or Parent’s business might not have to be disposed of or held separate. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13—“Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of Shares in the Offer and the Merger.

It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the HSR Act have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with Purchaser’s purchase of Shares in the Offer and the Merger on July 11, 2008, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on July 28, 2008, unless earlier terminated by the FTC and the Antitrust Division or if Parent receives a request for additional information or documentary material prior to that time. If, at the end of the 15-calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from Parent (a “Second Request”), the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order or with Parent’s consent. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material can take a significant period of time. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions reportable under the HSR Act. At any time before or after the purchase of Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger. See Section 13—“Conditions of the Offer.”

Foreign Antitrust Approvals. It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that all approvals or consents under foreign antitrust laws in respect of the Offer and the Merger have been obtained. Parent will file a notification with the Taiwan Fair Trade Commission requesting waiver of jurisdiction pursuant to guidelines issued by the Taiwan Fair Trade Commission regarding “extraterritorial combinations.” Under the Taiwan Fair Trade Law, unless the waiver of jurisdiction is granted, the Taiwan Fair Trade Commission will accept the notification or request supplemental information within 30 calendar days from the date of the filing of Parent’s notification. Other than Parent’s decision to seek a waiver of jurisdiction from the Taiwan Fair Trade Commission confirming that the transaction is not notifiable under the Taiwan Fair Trade Law, Parent and Purchaser are not aware of any approvals or consents required under foreign antitrust laws in respect of the Offer and the Merger.

Stockholder Approval. Pursuant to Section 251 of the DGCL, the adoption of the Merger Agreement by the holders of at least a majority in voting interest of the outstanding capital stock of Company is required prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to the Company’s certificate of incorporation, the Shares are the only securities of Company outstanding that entitle the holders thereof to voting rights. If following the purchase of Shares by Purchaser pursuant to the Offer, Purchaser and its affiliates own more than a majority of the outstanding Shares, Purchaser will be able to effect the Merger without the affirmative vote of any other stockholder of the Company. Parent has agreed pursuant to the Merger Agreement that all Shares acquired pursuant to the Offer or otherwise owned by Parent or any of its subsidiaries will be voted in favor of adoption of the Merger Agreement.

Short-Form Merger. The DGCL provides that if a parent company owns at least 90 percent of the outstanding shares of each class of stock of a subsidiary entitled to vote on a merger, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, a subsequent offering period, the Top-Up Option or otherwise, Purchaser directly or indirectly owns at least 90 percent of the outstanding Shares, Parent could, and, subject to the satisfaction or waiver of the conditions to its obligations to effect the Merger contained in the Merger Agreement, is obligated under the Merger Agreement to, effect the Merger without prior notice to, or any action by, any other stockholder of the Company if permitted to do so under the DGCL. Even if Parent and Purchaser do not own 90 percent of the outstanding Shares following consummation of the Offer, Purchaser could exercise the Top-Up Option (if the conditions for such exercise set forth in the Merger Agreement are satisfied) or seek to purchase additional Shares in the open market, from the Company or otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to a subsequent offering period or exercise of the Top-Up Option, may be greater or less than that paid in the Offer.

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. To the extent that certain provisions of certain of these state takeover statutes purport to apply to the Offer or the Merger, Purchaser believes that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15 percent or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock of the corporation not owned by the interested stockholder.

The Company has represented to Parent and Purchaser in the Merger Agreement that its board of directors has taken all actions so that no restrictions contained in any “business combination” or other similar anti-takeover law or regulation, including Section 203 of the DGCL, will apply to Parent, Purchaser, the execution and delivery of the Merger Agreement, the Offer, the Merger or any other transactions contemplated by the Merger Agreement. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law purportedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13—“Conditions of the Offer.”

Appraisal Rights. No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine for Shares held by such holder.

Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the Offer Price. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the Offer Price.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law which will be set forth in their entirety in the proxy statement or information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in a notice of merger. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

“Going Private” Transactions. Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither Parent nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.	Fees and Expenses of Information Agent and Depositary

Purchaser has retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws. As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding Offer materials to their customers.

17.	Miscellaneous

Purchaser is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will Purchaser accept tenders from or on behalf of, the holders of Shares in that state. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, Purchaser will endeavor to make arrangements to have the Offer made on its behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Purchaser and Parent have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in Section 9 under “Available Information.”

No person has been authorized to give any information or make any representation on behalf of Parent or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase of Shares pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, the Company or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Eagle Acquisition Corporation

July 23, 2008

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND THE EXECUTIVE OFFICERS OF PARENT AND PURCHASER

PARENT

Set forth below are the name, current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent. The business address of Parent is, and the business address of each director and executive officer of Parent in such capacity is c/o GSI Group Inc., 125 Middlesex Turnpike, Bedford, Massachusetts 01730. Except as otherwise indicated by footnote, each person listed is a citizen of the United States of America. Except as otherwise stated, positions specified are positions with Parent.

Name	Principal Occupation or Employment

Board of Directors

Richard B. Black	Richard B. Black is, and has been since March 2002, the President and Chief Executive Officer of ECRM, Inc., a manufacturer of laser systems equipment for the printing and publishing industry located at 554 Clark Road, Tewksbury, Massachusetts 01876. He served as Chairman of ECRM from August 1983 until March 2002. Mr. Black also served as a General Partner for OpNet Partners, L.P., a technology investment fund from 2001 through 2007. He served as Vice Chairman of Oak Technology, Inc. from March 1999 until the company was merged with Zoran Corporation in August 2003. He served as President of Oak Technology from January 1998 to March 1999, and was a director at Oak Technology from 1988 to 2003. From 1987 to 1997, Mr. Black served as a General Partner for KBA Partners, L.P., a technology venture capital fund. Prior to that time, he served as president and CEO of AM International, Inc., Alusuisse of America, Inc. and Maremont Corporation. From 1963 to 1966 Mr. Black was an Adjunct Professor of Accounting at Beloit College. In addition to ECRM, he currently serves as a director of the following companies: Alliance Fiber Optic Products, Inc., Applied Optoelectronics, Inc. and Trex Enterprises Corporation.

Phillip A. Griffiths, Ph.D.	Phillip A. Griffiths, Ph.D., is a faculty member in the School of Mathematics at the Institute for Advanced Study, Einstein Drive, Princeton, New Jersey 08450. He is also currently serving as the Chairman of the Board of the Science Initiative Group, an international team of scientific leaders and supporters dedicated to fostering science in developing countries. He was, from 1991 to 2004, Director of the Institute of Advanced Study, where he was responsible for managing the Institute’s various research activities. Prior to joining the Institute in 1991, Dr. Griffiths was Provost and James B. Duke Professor of Mathematics at Duke University for eight years. He has also taught at Harvard University, Princeton University and the University of California, Berkeley. He currently serves as a director of Oppenheimer Funds, Inc.

Byron O. Pond	Byron O. Pond is retired. From August 2006 through December 2006, Mr. Pond served as Interim Chief Executive Officer of Cooper Tire &

Rubber Company, an automotive supply company with headquarters at 701 Lima Avenue, Findlay, Ohio 45840. In February 2001, Mr. Pond joined Amcast Industrial Corporation, serving at various times as President, CEO and Chairman before retiring in February 2004. After retirement, Mr. Pond remained as an Amcast director and non-executive Chairman. In November 2004, Mr. Pond resumed the positions of Chairman, President and CEO positions at the board’s request. Amcast filed for protection under Chapter 11 of the U.S. Bankruptcy Code on November 30, 2004. Between 1990 and 1999, Mr. Pond was a senior executive with Arvin Industries, Inc., serving as its President and Chief Executive Officer from 1993 to 1996 and as its Chairman and Chief Executive Officer from 1996 to 1998. He retired as Chairman of Arvin Industries, Inc. in 1999. He currently serves as a director of Cooper Tire and Rubber Company.

Benjamin J. Virgilio[1]	Benjamin J. Virgilio is currently, and has been since July 2000, the President and Chief Executive Officer of BKJR, Inc., a consulting firm specializing in the restructuring of distressed companies, the principal office of which is located at 154 University Avenue, Suite 510, Toronto, Ontario, Canada M5H 3Y9. From July 2000 until February 2001, Mr. Virgilio was the Chairman of Robotic Technology Systems, Inc. From May 1995 to July 2000, Mr. Virgilio was the President and Chief Executive Officer of Rea International Inc., an automotive fuel systems manufacturer. Prior to May 1995, Mr. Virgilio was a business consultant. From February 1981 to November 1993, he was President and Chief Executive Officer of A.G. Simpson Limited. Mr. Virgilio currently serves as a director of Numatech Industries, and Jacob’s Ladder, a charitable research foundation.

Garrett A. Garrettson, Ph.D.	Garrett A. Garrettson has been since 2004 the President of G. Garrettson Consulting LLC, a management consulting company located in Pebble Beach, California. From December 2005 to January 2008, he was President and CEO of Fresco Technologies, a private digital imaging company. From November 2001 to September 2004, he was the Chief Executive Officer of Clairvoyante, Inc., a provider of flat panel display technology and related intellectual property. From April 2000 to December 2002, he was Chairman of the Board and, from April 1996 to April 2000, the Chief Executive Officer of Spectrian Corporation, a telecommunications infrastructure equipment company. From April 1993 until April 1996, he was President and Chief Executive Officer of Censtor, a private magnetic recording head and media company. Mr. Garrettson is currently a director of Catalyst Semiconductor, Iridex and Giga-Tronics, each a publicly held company.

Marina Hatsopoulos	Marina Hatsopoulos was the founder of and Chief Executive Officer of Z Corporation, a provider of technology and products to the 3D printing market. Z Corporation was sold to Contex Scanning Technology in 2005. From August 2005 to September 2007, Ms. Hatsopoulos was a director of Contex Holdings, a leading

[1]	Citizen of Canada.

manufacturer of large-format scanners. Ms. Hatsopoulos is currently a director of Tea Forte, a high-growth manufacturer and retailer of premium tea products.

Sergio Edelstein, Ph.D.	Sergio Edelstein has been the President, Chief Executive Officer and a member of the Board of Directors since July 2006. From 2004 until joining Parent in July 2006, he served as Group Vice President of the E-Beam & Films Product Group at KLA Tencor. From 2000 to 2004, Mr. Edelstein held the position of Vice President and General Manager of KLA’s Film and Surface Technology Division. Prior to joining KLA Tencor, Mr. Edelstein served as the General Manager of the Tungsten Systems Division at Applied Materials Inc. Mr. Edelstein also serves as President and as a director of Purchaser.

Executive Officers

Anthony J. Bellantuoni	Anthony J. Bellantuoni joined Parent in September 2007 as the Vice President of Human Resources. Prior to joining Parent, Mr. Bellantuoni was employed at Dassault Systemes where he served as Vice President of Human Resources for their ENOVIA Division. Prior to that, he was Vice President, Human Resources and Administration for the SIMULIA Division of Dassault Systemes, formerly privately held ABAQUS, Inc. Before joining ABAQUS, Mr. Bellantuoni was Senior Vice President of Human Resources at ePresence, formerly Banyan Systems, and held various human resources management roles at Wang Laboratories, Inc. including assignments in Hawaii, Sydney, Australia and Brussels, Belgium.

Robert L. Bowen	Robert L. Bowen has been Vice President and Chief Financial Officer since December 16, 2005. Prior to that, Mr. Bowen was, from November 2003 to December 2005 an independent consultant and co-founder of Graystone Capital Partners LLC. From December 2000 to October 2003, Mr. Bowen was Vice President and Chief Financial Officer of Cytyc Corporation, a maker of cancer diagnostic and other medical devices, and prior to that, Chief Financial Officer for the European Region for Case Corporation. Mr. Bowen also serves as Treasurer and as a director of Purchaser.

Philippe Brak	Philippe Brak joined Parent on January 2, 2008 as Vice President and General Manager for Parent’s lasers business. Prior to joining Parent, Mr. Brak was President and CEO of NP Photonics, a fiber laser company, where he served initially as Vice President, Sales and Marketing. Before joining NP Photonics, Mr. Brak was employed at Gigabit Optics, where he established its worldwide distribution networks. Prior to that, he spent 16 years at Spectra-Physics Lasers, Inc. in various General Management and Sales and Services Management roles in Europe and in the USA, including Vice President and General Manager for the company’s worldwide OEM business.

Nino Federico	Nino Federico was named Vice President, Global Manufacturing Operations in January 2008. Prior to that, he had been the General Manager of Parent’s Laser Systems group since September 2002.

Prior to this position, he was the Director of Operations of the Laser Systems group from June through August of 2002. Mr. Federico joined Parent in January 2002 as the Director of Global Service Logistics and Marketing for the Laser Systems group.

Daniel J. Lyne	Daniel J. Lyne has been Vice President, General Counsel and Secretary since June 2005. Prior to that, Mr. Lyne was a Senior Shareholder at the law firm of Hanify & King, Professional Corporation in Boston, Massachusetts. Mr. Lyne joined Hanify & King in May 1987. Prior to that, Mr. Lyne was employed at Gaston Snow & Ely Bartlett in Boston, Massachusetts from 1981 to 1987. Mr. Lyne also serves as Secretary and as a director of Purchaser.

Ray Sansouci	Ray Sansouci was named Vice President, Global Sales and Marketing in January 2008. Prior to that, he had served as the General Manager of the Precision Motion Division since May of 2004. Mr. Sansouci had been President and CEO of MicroE Systems from 1999 until its 2004 acquisition by Parent. Prior to joining MicroE Systems, Mr. Sansouci had been President and COO of Schneider Automation (a division of Schneider Electric) and before that, Vice-President of Marketing for Siemens Energy & Automation.

Felix I. Stukalin	Felix I. Stukalin joined Parent in November 1994. Mr. Stukalin was General Manager of the Components Product Group from 1999 to 2000 and of Wave Precision from 2000 to 2002. In May 2002, Mr. Stukalin assumed the role of Vice President of Business Development.

Stephen Webb[2]	Stephen Webb became Managing Director of Westwind Air Bearings Ltd. in February 2003. Westwind was acquired by Parent in December 2003. From 2001 to 2003, Mr. Webb was Operations Director at Oxford Instruments Analytical, a maker of subsystems for electron microscopes and NMR equipment. Prior to 2001, he was Operations Director at EEV Ltd., a maker of semiconductor and microwave components used in a broad range of niche applications from gas sensing to satellites.

[2]	Citizen of the United Kingdom.

PURCHASER

Set forth below are the name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser. The business address of Purchaser, and the business address of each director and executive officer of Purchaser in such capacity, is c/o GSI Group Inc., 125 Middlesex Turnpike, Bedford, Massachusetts 01730. Each person listed is a citizen of the United States of America. Except as otherwise stated, positions specified under “Principal Occupation or Employment” are positions with Parent.

Name	Principal Occupation or Employment
Board of Directors

Sergio Edelstein, Ph.D.	Sergio Edelstein has been the President, Chief Executive Officer and a member of the Board of Directors since July 2006. From 2004 until joining Parent in July 2006, he served as Group Vice President of the E-Beam & Films Product Group at KLA Tencor. From 2000 to 2004, Mr. Edelstein held the position of Vice President and General Manager of KLA’s Film and Surface Technology Division. Prior to joining KLA Tencor, Mr. Edelstein served as the General Manager of the Tungsten Systems Division at Applied Materials Inc.

Robert L. Bowen	Robert L. Bowen has been Vice President and Chief Financial Officer since December 16, 2005. Prior to that, Mr. Bowen was, from November 2003 to December 2005 an independent consultant and co-founder of Graystone Capital Partners LLC. From December 2000 to October 2003, Mr. Bowen was Vice President and Chief Financial Officer of Cytyc Corporation, a maker of cancer diagnostic and other medical devices, and prior to that, Chief Financial Officer for the European Region for Case Corporation.

Daniel J. Lyne	Daniel J. Lyne has been Vice President, General Counsel and Secretary since June 2005. Prior to that, Mr. Lyne was a Senior Shareholder at the law firm of Hanify & King, Professional Corporation in Boston, Massachusetts. Mr. Lyne joined Hanify & King in May 1987. Prior to that, Mr. Lyne was employed at Gaston Snow & Ely Bartlett in Boston, Massachusetts from 1981 to 1987.

Executive Officers
Sergio Edelstein, Ph.D. President of Purchaser	Sergio Edelstein has been the President, Chief Executive Officer and a member of the Board of Directors since July 2006. From 2004 until joining Parent in July 2006, he served as Group Vice President of the E-Beam & Films Product Group at KLA Tencor. From 2000 to 2004, Mr. Edelstein held the position of Vice President and General Manager of KLA’s Film and Surface Technology Division. Prior to joining KLA Tencor, Mr. Edelstein served as the General Manager of the Tungsten Systems Division at Applied Materials Inc.

Robert L. Bowen Treasurer of Purchaser	Robert L. Bowen has been Vice President and Chief Financial Officer since December 16, 2005. Prior to joining Parent, Mr. Bowen was, from November 2003 to December 2005 an independent consultant and co-founder of Graystone Capital Partners LLC. From December 2000 to October 2003, Mr. Bowen was Vice President and Chief Financial Officer of Cytyc Corporation, a maker of cancer diagnostic and other medical devices, and prior to that, Chief Financial Officer for the European Region for Case Corporation.

Daniel J. Lyne Secretary of Purchaser	Daniel J. Lyne has been Vice President, General Counsel and Secretary since June 2005. Prior to that, Mr. Lyne was a Senior Shareholder at the law firm of Hanify & King, Professional Corporation in Boston, Massachusetts. Mr. Lyne joined Hanify & King in May 1987. Prior to that, Mr. Lyne was employed at Gaston Snow & Ely Bartlett in Boston, Massachusetts from 1981 to 1987.

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Company or such stockholder’s broker, dealer, commercial bank, trust Company or other nominee to the Depositary, as follows:

The Depositary for the Offer is:

By Mail:	By Hand or Overnight Courier:

American Stock Transfer & Trust Company LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219	American Stock Transfer & Trust Company LLC Attn: Reorganization Department 59 Maiden Lane Concourse Level New York, NY 10038

By Facsimile Transmission (For Eligible Institutions Only):	Confirmation of Facsimile Transmission By Telephone Only

(718) 234-5001	(877) 248-6417 or (718) 921-8317

Any questions or requests for assistance or additional copies of the Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038-3560

Banks and Brokers Call (212) 440-9800

All Others Call Toll Free (866) 367-5527